Exhibit 99.2

WHEATON
PRECIOUS METALS

2019

FIRST QUARTER REPORT

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2019

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). In addition, the following should be read in conjunction with the 2018 audited consolidated financial statements, the related MD&A and the 2018 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 40 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of May 8, 2019.

Table of Contents

Overview	3

Operational Overview	4

Highlights	5

Outlook	5

Mineral Stream Interests	6

Mineral Royalty Interest	12

Long-Term Equity Investments	13

Investment in Associate	14

Convertible Note Receivable	15

Summary of Ounces Produced	16

Summary of Ounces Sold	17

Quarterly Financial Review	18

Results of Operations and Operational Review	19

Liquidity and Capital Resources	24

Contractual Obligations and Contingencies	25

Share Capital	28

Financial Instruments	29

New Accounting Standards Effective in 2019	29

Non-IFRS Measures	30

Subsequent Events	33

Controls and Procedures	33

Attributable Reserves and Resources	34

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [2]

Overview

Wheaton Precious Metals Corp. is a mining company which generates its revenue primarily from the sale of precious metals. The Company is listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) and trades under the symbol WPM.

The Company has entered into 23 long-term purchase agreements (three of which are early deposit agreements), with 17 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 19 mining assets which are currently operating, 9 which are at various stages of development and 2 which have been placed in care and maintenance, located in 11 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A and financial statements is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended March 31, 2019, the per ounce price paid by the Company for the metals acquired under the agreements averaged $4.64 for silver, $417 for gold and $254 for palladium. The primary drivers of the Company’s financial results are the volume of metal production at the various mines to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received.

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Operational Overview

	Q1 2019	Q1 2018		Change

Ounces produced

Gold	93,585		76,691	22.0%

Silver	5,614		7,414	(24.3)%

Palladium	4,729		-	n.a.

Gold equivalent [2]	165,819		170,203	(2.6)%

Silver equivalent [2]	13,888		13,495	2.9%

Ounces sold

Gold	115,020		69,973	64.4%

Silver	4,294		6,343	(32.3)%

Palladium	5,189		-	n.a.

Gold equivalent [2]	171,992		149,987	14.7%

Silver equivalent [2]	14,405		11,892	21.1%

Change in PBND [3]

Gold	(25,559)		2,446

Silver	360		298

Palladium	(528)		-

Per ounce metrics

Sales price

Gold	$1,308		$1,330	(1.7)%

Silver	$15.64		$16.73	(6.5)%

Palladium	$1,443	$	n.a.	n.a.

Cash costs [4]

Gold [4]	$417		$399	4.5%

Silver [4]	$4.64		$4.49	3.3%

Palladium [4]	$254	$	n.a.	n.a.

Cash operating margin [5]

Gold [5]	$891		$931	(4.3)%

Silver [5]	$11.00		$12.24	(10.1)%

Palladium [5]	$1,189	$	n.a.	n.a.

Total revenue	$225,049		$199,252	12.9%

Gold revenue	$150,399		$93,086	61.6%

Silver revenue	$67,162		$106,166	(36.7)%

Palladium revenue	$7,488		$-	n.a.

Net earnings	$57,349		$68,123	(15.8)%

Per share	$0.13		$0.15	(13.3)%

Adjusted net earnings [6]	$56,540		$69,563	(18.7)%

Per share [6]	$0.13		$0.16	(19.0)%

Operating cash flows	$118,194		$125,340	(5.7)%

Per share [7]	$0.27		$0.28	(3.6)%

Dividends declared [8]	$40,074		$39,851	0.6%

Per share	$0.09		$0.09	0.0%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)

Please refer to the tables on the bottom of pages 19 and 20 for further information on the methodology of converting production and sales volumes to gold-equivalent ounces and silver-equivalent ounces.

3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from. Payable ounces PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver, but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments.[1]

4)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 32 of this MD&A.
6)	Refer to discussion on non-IFRS measure (i) on page 30 of this MD&A.
7)	Refer to discussion on non-IFRS measure (ii) on page 31 of this MD&A.
8)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

[1]

Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [4]

Highlights

Operations
•	Relative to the comparable period of the prior year:

o

the increase in attributable gold production was primarily due to the commencement of the San Dimas gold stream effective May 10, 2018, and the Stillwater precious metals stream effective July 1, 2018, as well as higher production at Sudbury.

o

the decrease in attributable silver production was primarily due to the termination of the San Dimas silver stream effective May 10, 2018 and all deliveries from the Lagunas Norte, Veladero, and Pierina mines ceasing effective March 31, 2018 in accordance with the Pascua-Lama PMPA.

o

the increase in gold sales, which represented a record for the Company, was due to the higher production levels coupled with positive changes in the balance of payable gold produced but not yet delivered to Wheaton.

o	the decrease in silver sales volume was due to the lower production levels coupled with negative changes in the balance of payable silver produced but not yet delivered to Wheaton.

•

Hudbay Minerals Inc. (“Hudbay”) announced its receipt of the approved Mine Plan of Operations (“MPO”) for the Rosemont project from the U.S. Forest Service on March 19, 2019. Hudbay subsequently indicated that it plans to move ahead with an early works program and financing activities in parallel in 2019 with the intent of achieving first production by the end of 2022.

•

During the first quarter ended March 31, 2019, the Company declared dividends in the amount of $40 million. On May 8, 2019, the Board of Directors declared a dividend in the amount of $0.09 per common share.

Outlook1

Wheaton’s estimated attributable precious metals production in 2019 is forecast to be approximately 365,000 ounces of gold, 24.5 million ounces of silver and 22,000 ounces of palladium, resulting in gold equivalent production2 of approximately 690,000 ounces. For the five year period ending in 2023, the Company estimates that average, annual gold equivalent production3 will amount to 750,000 ounces. As a reminder, Wheaton does not currently include any production from Hudbay’s Rosemont project nor the announced expansion at Salobo in its estimated average five-year production guidance 3.

From a liquidity perspective, the $126 million of cash and cash equivalents as at March 31, 2019 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[2]

Gold equivalent production forecasts for 2019 and the five-year average are based on the following commodity price assumptions: $1,300 / ounce gold, $16 / ounce silver, $1,350 / ounce palladium, and $21 / pound of cobalt.

[3]

In preparing the long-term production forecast, Wheaton has considered the impact of Vale’s announced approval of the Salobo III copper project, a brownfield expansion, which if completed as proposed, would increase processing throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up (the “Salobo Expansion”). However, readers are cautioned that Vale has not finalized its mine plan and as such, Wheaton has not included any production growth as a result of the Salobo Expansion.

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Mineral Stream Interests1

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid 1, [2]	Total Upfront Consideration¹	Attributable Production to be Purchased		Term of Agreement	Date of Original Contract

Gold Interests

Salobo	Vale		Brazil	$3,059,360	$-	$3,059,360	75%		Life of Mine	28-Feb-13

Sudbury ³	Vale		Canada	623,572	-	623,572	70%		20 years	28-Feb-13

Constancia	Hudbay		Peru	135,000	-	135,000	50%	[4]	Life of Mine	8-Aug-12

San Dimas	First Majestic		Mexico	220,000	-	220,000	variable	[5]	Life of Mine	10-May-18

Stillwater	Sibanye		USA	237,880	-	237,880	100%		Life of Mine	16-Jul-18

Other gold interests [6]				400,342	39,100	439,442

Total gold interests				$4,676,154	$39,100	$4,715,254

Silver Interests

Peñasquito	Newmont Goldcorp	[7]	Mexico	$485,000	$-	$485,000	25%		Life of Mine	24-Jul-07

Constancia	Hudbay		Peru	294,900	-	294,900	100%		Life of Mine	8-Aug-12

Antamina	Glencore		Peru	900,000	-	900,000	33.75%	[8]	Life of Mine	3-Nov-15

Other silver interests [9]				880,408	223,300	1,103,708

Total silver interests				$2,560,308	$223,300	$2,783,608

Palladium Interests

Stillwater	Sibanye		USA	$262,120	$-	$262,120	4.5%	[10]	Life of Mine	16-Jul-18

Cobalt Interests

Voisey’s Bay	Vale		Canada	$390,000	$-	$390,000	42.4%	¹¹	Life of Mine	11-Jun-18

Total mineral stream interests				$7,888,582	$262,400	$8,150,982

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 26 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)

Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests. As of March 31, 2019, the Company has received approximately $147 million of operating cash flows relative to the Sudbury PMPA. Should the market value of gold delivered to Wheaton through the 20 year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term.

4)

Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during 2018, 2019 and 2020, Wheaton will be entitled to additional compensation in respect of the gold stream.

5)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

6)	Comprised of the Minto, Rosemont and 777 gold interests, as more fully detailed on page 9 of this MD&A.
7)	In April 2019, Newmont Mining Corporation and Goldcorp Inc. merged to form Newmont Goldcorp Corporation (“Newmont Goldcorp”).
8)	Once the Company has received 140 million ounces of silver under the Antamina agreement, the Company’s attributable silver production to be purchased will be reduced to 22.5%.
9)

Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Aljustrel, Keno Hill, Pascua-Lama, Rosemont, 777 and Loma de La Plata silver interests, as more fully detailed on page 11 of this MD&A.

10)

Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production to be purchased will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production to be purchased will be reduced to 1.00%.

11)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.

[1]

Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [6]

Gold Interests

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil. On March 2, 2015 and August 2, 2016, respectively, the Company agreed to make two separate amendments to the agreement, ultimately increasing the gold stream from the original 25% to 75% of the life of mine gold production from Salobo.

As of March 31, 2019, the Company has received approximately 976,100 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $829 million, with approximately 15,400 ounces of cumulative payable gold ounces having been produced at Salobo but not yet delivered to the Company, representing a 26,000 ounce decrease during the three month period ended March 31, 2019.1

As at December 31, 2018, the Company’s 75% share of the Salobo proven and probable gold reserves was 8.9 million ounces, measured and indicated gold resources was 1.6 million ounces and inferred gold resources was 1.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Operational Update Relative to Vale

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). As per Vale’s third quarter 2018 report, in October 2018 Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

On January 25, 2019, Vale’s mining operations in Brumadinho, Minas Gerais, Brazil experienced a significant breach and failure of a retaining dam around the tailings disposal area, which was reported to be associated with significant injury, loss of life and property damage (the “Brumadinho Incident”). While the Brumadinho Incident did not occur at any mine that is the subject of the Company’s PMPAs, the consequences of the Brumadinho Incident may have an impact on the Company’s business, financial condition and results of operations. See “Risks Relating to the Company – Credit and Liquidity Risk”, “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Indebtedness and Guarantees Risk”, “Risks Relating to the Company – Mine Operator Concentration Risk”, “Risks Relating to the Mining Operations – International Operations”, and “Risks Relating to the Mining Operations – Exploration, Development and Operating Risks” in the Company’s Annual Information Form.

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its Sudbury mines located in Canada for a period of 20 years, including the currently operating Coleman, Copper Cliff, Garson, Creighton and Totten mines, the non-operating Victor project and the Stobie mine which was placed into care and maintenance during the second quarter of 2017.

As of March 31, 2019, the Company has received approximately 173,200 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $147 million, with approximately 21,400 ounces of cumulative payable gold ounces having been produced at Sudbury but not yet delivered to the Company, representing a 4,900 ounce increase during the three month period ended March 31, 2019. 1

As at December 31, 2018, the Company’s 70% share of the Sudbury mines proven and probable gold reserves was 560,000 ounces, measured and indicated gold resources was 150,000 ounces and inferred gold resources was 100,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Please see the section entitled “Operational Update Relative to Vale” on page 7 of this MD&A for disclosure regarding the Brumadinho Incident.

Constancia

On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. (“Hudbay”) to acquire an amount equal to 100% of the life of mine silver production from the Constancia mine (“Constancia”) in Peru (the “Constancia PMPA”). On November 4, 2013, the Company amended the Constancia PMPA to include the acquisition of an amount equal to 50%2 of the life of mine gold production from Constancia, with the first deliveries under the agreement being received in April 2015. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during 2018, 2019 and 2020, Wheaton will be entitled to an increased portion of gold from Hudbay.

[1]	Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
[2]	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

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As per Hudbay’s MD&A for the three months ended March 31, 2019, during April 2019, the local community with whom Hudbay is negotiating Pampacancha surface rights was added to a list of communities designated as indigenous by the Ministry of Culture for the purposes of Peru’s Consulta Previa law, which implements Peru’s commitment to ILO Convention 169 consultation requirements. As a result, once Hudbay reaches an agreement with the local community to acquire the surface rights, the Consulta Previa law requires additional consultation between the Peruvian government and the local community before work can begin. As a result of this change, Hudbay states they expect that ore production at Pampacancha will not begin until 2020. Assuming ore production at Pampacancha does not begin until 2020, the Company will be entitled to receive an additional 8,020 ounces of gold in 2019 and 2020 relative to the Constancia PMPA, with the deliveries to be made in quarterly installments, of which 2,005 ounces were received during the first quarter of 2019 and reported as production.

As at March 31, 2019, the Company has received approximately 52,100 ounces of gold related to the Constancia mine under the agreement, generating cumulative operating cash flows of approximately $44 million, with approximately 800 ounces of cumulative payable gold ounces having been produced at Constancia but not yet delivered to the Company, representing a 1,000 ounce decrease during the three month period ended March 31, 2019. 1

As at December 31, 2018, the Company’s 50% share of the Constancia proven and probable gold reserves was 510,000 ounces, measured and indicated gold resources was 250,000 ounces and inferred gold resources was 80,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

San Dimas

On May 10, 2018, the Company entered into an agreement with First Majestic Silver Corp. (“First Majestic”) to purchase an amount of gold equal to 25% of the life of mine payable gold production from San Dimas plus an additional amount of gold equal to 25% of the life of mine payable silver production from San Dimas converted to gold at a fixed gold to silver exchange ratio of 70:12 (the “San Dimas PMPA”).

As at March 31, 2019, the Company has received approximately 33,500 ounces of gold related to the San Dimas mine under the new agreement, generating cumulative operating cash flows of approximately $22 million, with approximately 2,500 ounces of cumulative payable gold ounces having been produced at San Dimas but not yet delivered to the Company, representing a 1,200 ounce decrease during the three month period ended March 31, 2019.1

As at December 31, 2018, the Company’s share of the San Dimas proven and probable gold and silver reserves was 160,000 ounces of gold and 13.5 million ounces of silver, and inferred resources of 170,000 ounces of gold and 15.7 million ounces of silver (as described in the Attributable Reserves and Resources section of this MD&A). As described above, attributable silver production will be delivered to the Company as gold, with the number of gold ounces to be delivered to be determined by converting silver production to gold at a fixed gold to silver exchange ratio of 70:1. 2

Mexican Tax Update

In February 2016, Primero announced that its Mexican subsidiary, Primero Empresa Minera S.A. de C.V. (“PEM”), received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria ("SAT"), seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 ("2012 APA"). The 2012 APA confirmed PEM’s ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the San Dimas SPA for the tax years 2010 through 2014.

As disclosed by First Majestic in their MD&A for the period ended December 31, 2018, if the SAT is successful in retroactively nullifying the 2012 APA, the SAT may seek to audit and reassess PEM in respect of sales of silver in connection with the San Dimas SPA for the tax years 2010 through 2014. First Majestic indicates that if the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on First Majestic’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments. First Majestic also stated that in June 2017 and October 2017, the SAT issued two observation letters for the 2010 tax year and the 2011 tax year that made explicit its view that PEM should pay taxes based on the market price of silver. First Majestic also indicates that since they continue to defend the APA in the Mexican legal proceeding, the APA remains valid and First Majestic will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on PEM’s historical silver revenues that is inconsistent with the APA. The observation letters do not represent a tax reassessment and based on First Majestic’s assessments, they believe Primero’s filings were appropriate and continue to believe its tax filing position based upon the APA is correct. However, they note that should PEM ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2018 would be in the range of $185 million, before interest or penalties.

First Majestic has indicated in their MD&A for the period ended December 31, 2018 that while it continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. To the extent that First Majestic is not

[1]	Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
[2]

If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [8]

able to defend the validity of the 2012 APA or the SAT determines that the appropriate price to tax sales under the former San Dimas SPA or the new San Dimas PMPA is significantly different from the actual realized prices thereunder, it may have an adverse impact on First Majestic’s business, financial condition or results of operations. If the Company was unable to purchase any further gold under San Dimas PMPA, it may have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows. In addition, should this occur, there is no assurance that Wheaton would be successful in enforcing its rights under the security interest granted by First Majestic or its other remedies under the San Dimas PMPA.

Stillwater

On July 16, 2018, the Company entered into an agreement with Sibanye Gold Limited (“Sibanye-Stillwater”) to acquire an amount of gold equal to 100% of the life of mine gold production from the Stillwater and East Boulder mines located in Montana in the United States (collectively referred to as the “Stillwater mines”). The Company is entitled to the attributable gold production for which an offtaker payment is received after July 1, 2018 at a fixed payable rate of 99%.

As at March 31, 2019, the Company has received approximately 8,400 ounces of gold related to the Stillwater mines under the agreement, generating cumulative operating cash flows of approximately $9 million, with approximately 4,600 ounces of cumulative payable gold ounces having been produced at Stillwater but not yet delivered to the Company, representing a 300 ounce increase during the three month period ended March 31, 2019. 1

As at December 31, 2018, the Company’s share of the Stillwater proven and probable gold reserves was 700,000 ounces and inferred resources was 1,250,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Operational Update Relative to Sibanye-Stillwater

As per its press release dated April 17, 2019, Sibanye-Stillwater has reported that the five month strike by the Association of Mineworkers and Construction Union (AMCU) at its SA gold operations has been resolved.

Other Gold Interests

The following table summarizes the Other gold interests currently owned by the Company:

Other Gold Interests	Mine Owner		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid 1, [2]	Total Upfront Consideration¹		Attributable Production to be Purchased		Term of Agreement	Date of Original Contract
Minto	Capstone	³	Canada	$47,283	$-	$47,283		100%	[4]	Life of Mine	20-Nov-08

Rosemont	Hudbay		United States	-	39,100	39,100		100%		Life of Mine	10-Feb-10

777	Hudbay		Canada	353,059	-	353,059	[5]	50%		Life of Mine	8-Aug-12

Total Other gold interests				$400,342	$39,100	$439,442

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 26 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)	The Minto mine was placed into care and maintenance as of October 2018.
4)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
5)

As of March 31, 2019, the Company has received approximately $275 million of operating cash flows relative to the 777 PMPA. Should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company will be entitled to a refund of the difference at the conclusion of the 40 year term.

As at March 31, 2019, the Company has received approximately 455,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $438 million, with approximately 6,700 ounces of cumulative payable gold ounces having been produced at the Other gold interests but not yet delivered to the Company, representing a 2,600 ounce decrease during the three month period ended March 31, 2019. 1

As at December 31, 20182, unless otherwise noted, the Company’s share of proven and probable gold reserves relative to these Other gold interests was 150,000 ounces, measured and indicated resources was 220,000 ounces and inferred resources was 120,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

[1]	Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates and may be updated in future periods as additional information is received.
[2]	Mineral reserves and mineral resources are reported as of December 31, 2018, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 37 of this MD&A.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [9]

Silver Interests

Peñasquito

On July 24, 2007, the Company entered into an agreement with Newmont Goldcorp to acquire an amount equal to 25% of the silver produced from Newmont Goldcorp’s Peñasquito mining operations in Mexico for the life of mine, with the first deliveries under the agreement being received in September 2008.

On April 29, 2019, Newmont Goldcorp announced that it intended to temporarily suspend operations at the Peñasquito mine pending resolution of an illegal blockade.

As at March 31, 2019, the Company has received approximately 48.9 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $838 million, with approximately 1.0 million ounces of cumulative payable silver ounces having been produced at Peñasquito but not yet delivered to the Company, representing a 0.3 million ounce increase during the three month period ended March 31, 2019.1

As at June 30, 2018, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 131.9 million ounces, measured and indicated silver resources was 40.6 million ounces and inferred silver resources was 1.6 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Constancia

On August 8, 2012, the Company entered into the Constancia PMPA, with the first deliveries under the agreement being received in April 2015.

As at March 31, 2019, the Company has received approximately 8.4 million ounces of silver related to the Constancia mine under the agreement, generating cumulative operating cash flows of approximately $89 million, with approximately 0.1 million ounces of cumulative payable silver ounces having been produced at Constancia but not yet delivered to the Company, representing a 0.2 million ounce decrease during the three month period ended March 31, 2019. 1

As at December 31, 2018, the Company’s 100% share of the Constancia proven and probable silver reserves was 52.1 million ounces, measured and indicated silver resources was 27.3 million ounces and inferred silver resources was 5.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Antamina

On November 3, 2015, the Company entered into an agreement to acquire from Glencore plc (“Glencore”) an amount of silver equal to 33.75% of the silver production from the Antamina mine in Peru until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for the life of mine at a fixed 100% payable rate. Any silver in respect of which a delivery is made to an offtaker after September 30, 2015 is subject to this stream.

As at March 31, 2019, the Company has received approximately 21.2 million ounces of silver related to the Antamina mine under the agreement, generating cumulative operating cash flows of approximately $277 million, with approximately 0.8 million ounces of cumulative payable silver ounces having been produced at Antamina but not yet delivered to the Company, virtually unchanged from the balance at December 31, 2018. 1

As at December 31, 2018, the Company’s share of the Antamina proven and probable silver reserves was 55.8 million ounces, measured and indicated silver resources was 68.5 million ounces and inferred silver resources was 122.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

[1]	Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [10]

Other Silver Interests

The following table summarizes the Other silver interests currently owned by the Company:

Other Silver Interests	Mine Owner		Location of Mine	Upfront Consideration Paid to Date [1]		Upfront Consideration to be Paid 1, [2]	Total Upfront Consideration¹	Attributable Production to be Purchased		Term of Agreement	Date of Original Contract

Los Filos	Leagold		Mexico	$4,463		$-	$4,463	100%		25 years	15-Oct-04

Zinkgruvan	Lundin		Sweden	77,866		-	77,866	100%		Life of Mine	8-Dec-04

Yauliyacu	Glencore		Peru	285,000		-	285,000	100%	³	Life of Mine	23-Mar-06

Stratoni	Eldorado	[4]	Greece	57,500		-	57,500	100%	[4]	Life of Mine	23-Apr-07

Neves-Corvo	Lundin		Portugal	35,350		-	35,350	100%		50 years	5-Jun-07

Aljustrel	Almina		Portugal	2,451		-	2,451	100%	[5]	50 years	5-Jun-07

Keno Hill	Alexco		Canada	45,065		-	45,065	25%		Life of Mine	2-Oct-08

Minto	Capstone	[6]	Canada	7,522		-	7,522	100%		Life of Mine	20-Nov-08

Pascua-Lama	Barrick		Chile/Argentina	252,261	[7]	-	252,261	25%		Life of Mine	8-Sep-09

Rosemont	Hudbay		United States	-		190,900	190,900	100%		Life of Mine	10-Feb-10

777	Hudbay		Canada	102,041	[8]	-	102,041	100%		Life of Mine	8-Aug-12

Loma de La Plata	PAAS		Argentina	10,889		32,400	43,289	12.5%		Life of Mine	n/a	[9]

Total other silver interests				$880,408		$223,300	$1,103,708

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 26 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)	Glencore will deliver a per annum amount to Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
4)	95% owned by Eldorado Gold Corporation (“Eldorado”).
5)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
6)	The Minto mine was placed into care and maintenance as of October 2018.
7)	The upfront consideration is net of the $373 million cash flows received relative to silver deliveries from the Lagunas Norte, Veladero, and Pierina mines.
8)

As of March 31, 2019, the Company has received approximately $275 million of operating cash flows relative to the 777 PMPA. Should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company will be entitled to a refund of the difference at the conclusion of the 40 year term.

9)	Wheaton and Pan American Silver Corp. (“PAAS”) have not yet finalized the definitive terms of the agreement.

As at March 31, 2019, the Company has received approximately 81.1 million ounces of silver under these agreements, generating cumulative operating cash flows of approximately $1.2 billion, with approximately 1.7 million ounces of cumulative payable silver ounces having been produced at the Other silver interests but not yet delivered to the Company, representing a 0.4 million ounce increase during the three month period ended March 31, 2019. 1

As at December 31, 20182, unless otherwise noted, the Company’s share of proven and probable silver reserves relative to these Other silver interests was 268.8 million ounces, measured and indicated silver resources was 624.9 million ounces and inferred silver resources was 243.8 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Updates on Matters Relative to Rosemont

In March 2019, Hudbay announced the conclusion of the permitting process for Rosemont with its receipt of the Section 404 Water Permit from the U.S. Army Corps of Engineers and the MPO from the U.S. Forest Service. On March 28, 2019, Hudbay indicated that it plans to move ahead with an early works program and financing activities in parallel in 2019 and expects to seek from its board approval to commence the construction of Rosemont by the end of the year, which should enable first production by the end of 2022. The early works program includes construction of a water pipeline and power transmission line to site, advancing critical path engineering and geotechnical work, archaeological site work, and spending on permit-related mitigation activities. Hudbay further reports that it intends to evaluate a variety of financing options, including the addition of a new, committed joint venture partner for the development of Rosemont.

Palladium Interests

Stillwater

On July 16, 2018, the Company entered into an agreement with Sibanye-Stillwater to acquire an amount of palladium equal to 4.5% of the palladium production until 375,000 ounces are delivered to the Company, 2.25% of Stillwater palladium production thereafter until 550,000 ounces are delivered and 1% of Stillwater palladium production thereafter for the life of mine. The Company is entitled to the attributable palladium production for which an offtaker payment is received after July 1, 2018 at a fixed payable rate of 99.6%.

As at March 31, 2019, the Company has received approximately 13,900 ounces of palladium related to the Stillwater mines under the agreement, generating cumulative operating cash flows of approximately $14 million, with

[1]	Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
[2]	Mineral reserves and mineral resources are reported as of December 31, 2018, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 37 of this MD&A.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [11]

approximately 4,800 ounces of cumulative payable palladium ounces having been produced at Stillwater but not yet delivered to the Company, representing a 500 ounce decrease during the three month period ended March 31, 2019. 1

As at December 31, 2018, the Company’s share of the Stillwater proven and probable palladium reserves was 660,000 ounces and inferred resources was 360,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Cobalt Interests

Voisey’s Bay

On June 11, 2018, the Company entered into an agreement (the “Voisey’s Bay cobalt purchase agreement”) to acquire from Vale an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine. Payable rates for cobalt in concentrate have generally been fixed at 93.3%. Deliveries under the Voisey’s Bay cobalt purchase agreement are scheduled to begin effective January 1, 2021.

As at December 31, 2018, the Company’s share of the Voisey’s Bay proven and probable cobalt reserves was 32.6 million pounds, measured and indicated resources was 1.6 million pounds and inferred resources was 9.3 million pounds (as described in the Attributable Reserves and Resources section of this MD&A).

Please see the section entitled “Operational Update Relative to Vale” on page 7 of this MD&A for disclosure regarding the Brumadinho Incident.

Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement	Date of Original Contract
Toroparu	Sandspring	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	7,000	133,000	140,000	25%	³	100%	³	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	7,000	58,000	65,000	100%	[4]	100%	[4]	Life of Mine	12-Dec-17
			$29,500	$329,000	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 26 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

Attributable Reserves and Resources

As at December 31, 20182, unless otherwise noted, these early deposit mineral stream interests had proven and probable reserves of 530,000 ounces of gold and 11.6 million ounces of silver, measured and indicated resources of 640,000 ounces of gold and 19.3 million ounces of silver, and inferred resources of 1.3 million ounces of gold and 52.9 million ounces of silver (as described in the Attributable Reserves and Resources section of this MD&A).

Mineral Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019,

[1]	Payable gold, silver and palladium ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
[2]	Mineral reserves and mineral resources are reported as of December 31, 2018, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 37 of this MD&A.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [12]

Chesapeake may reacquire two-thirds of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at March 31, 2019:

	March 31	December 31
(in thousands)	2019	2018
Common shares held	$185,400	$164,753

Warrants held	-	-

Total long-term equity investments	$185,400	$164,753

Common Shares Held

(in thousands)	Shares Owned	Percentage of Outstanding Shares Owned	Fair Value at Mar 31, 2019	Unrealized Gains (Losses) in OCI for the Three Months Ended Mar 31, 2019	Fair Value at Dec 31, 2018
Bear Creek	13,264,305	13%	$14,294	$4,182	$10,112

Sabina	11,700,000	4%	10,988	439	10,549

First Majestic	20,914,590	11%	137,618	14,431	123,187

Other			22,500	1,595	20,905

Total common shares held			$185,400	$20,647	$164,753

(in thousands)	Fair Value at Mar 31, 2018	Unrealized Gains (Losses) in OCI for the Three Months Ended Mar 31, 2018

Bear Creek	$23,661	$2,303

Sabina	14,337	(6,834)

Arizona Mining	31,410	3,829

Other	23,072	(2,426)

Total common shares held	$92,480	$(3,128)

    Warrants Held

(in thousands)	Fair Value at Mar 31, 2019	Unrealized Losses in Net Earnings for the Three Months Ended Mar 31, 2019	Fair Value at Dec 31, 2018

Warrants held - Kutcho	$-	$-	$-

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [13]

(in thousands)	Fair Value at Mar 31, 2018	Unrealized Losses in Net Earnings for the Three Months Ended Mar 31, 2018
Warrants held - Kutcho	$25	$(99)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Investment in Associate

Kutcho Copper Corp.

The Company owns 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho Copper Corp. (“Kutcho”). Additionally, the Company holds a Cdn$20 million subordinated secured convertible term debt loan agreement bearing interest at 10% per annum with Kutcho (the “Kutcho Convertible Note”).

As at January 31, 2019, Kutcho had 57,247,628 shares issued and outstanding, resulting in Wheaton owning approximately 11% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis, Wheaton has the potential to own approximately 33% of Kutcho (40% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company records its share of Kutcho’s profit or loss based on Wheaton’s ownership interest in Kutcho on a non-diluted basis. As Kutcho’s fiscal year end is April 30, Wheaton has reported its share of Kutcho’s loss relative to Kutcho’s third quarter ended January 31, 2019.

A summary of the carrying value of the Kutcho Investment in Associate and the losses recognized as a component of the Company’s net earnings during the three months ended March 31, 2019 and 2018 is presented below:

(in thousands)	Carrying Amount at Mar 31, 2019	Share of Associate Losses in Net Earnings for the Three Months Ended Mar 31, 2019	Carrying Amount at Dec 31, 2018

Investment in Associate - Kutcho	$2,500	$(62)	$2,562

(in thousands)	Carrying Amount at Mar 31, 2018	Share of Associate Losses in Net Earnings for the Three Months Ended Mar 31, 2018

Investment in Associate - Kutcho	$2,793	$(201)

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [14]

Convertible Note Receivable

Kutcho Copper Corp.

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho has the option to defer the first three interest payments until December 31, 2019, at which point one half of the deferred interest is payable in cash and the other half of the deferred interest can, at Kutcho’s option, either (i) be paid in cash; or (ii) be deferred for an additional period not to exceed 4 years. In the event Kutcho elects to make the second deferral, Wheaton can, at its option, convert the remaining deferred interest into common shares of Kutcho.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note into common shares of Kutcho at Cdn$0.8125 per share. Once the Kutcho Convertible Note has been outstanding for 24 months, Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

A summary of the fair value of the Kutcho Convertible Note and the fair value changes recognized as a component of the Company’s net earnings during the three months ended March 31, 2019 and 2018 is presented below:

(in thousands)	Fair Value at Mar 31, 2019	Unrealized Gains (Losses) in Net Earnings for the Three Months Ended Mar 31, 2019	Fair Value at Dec 31, 2018
Kutcho Convertible Note	$13,770	$871	$12,899

(in thousands)		Fair Value at Mar 31, 2018	Unrealized Losses in Net Earnings for the Three Months Ended Mar 31, 2018
Kutcho Convertible Note		$14,389	$(1,388)

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [15]

Summary of Ounces Produced

	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017

Gold ounces produced ²

Sudbury [3]	10,041	6,646	6,510	6,476	3,511	8,568	8,519	7,468

Salobo	60,846	76,995	68,648	63,949	61,513	76,153	72,980	57,514

Constancia	4,826	4,266	3,261	3,187	3,315	2,947	2,498	2,332

San Dimas [4]	10,290	10,092	10,642	5,726	-	-	-	-

Stillwater	3,137	3,472	6,376	-	-	-	-	-

Other

Minto [5]	-	1,441	2,546	2,554	2,707	3,328	6,105	6,063

777	4,445	4,248	4,124	4,982	5,645	5,478	5,114	6,259

Total Other	4,445	5,689	6,670	7,536	8,352	8,806	11,219	12,322

Total gold ounces produced	93,585	107,160	102,107	86,874	76,691	96,474	95,216	79,636

Silver ounces produced [2]

San Dimas [4]	-	-	-	607	1,606	1,324	1,043	973

Peñasquito	1,595	1,455	1,050	1,267	1,450	1,561	1,641	1,483

Antamina	1,180	1,225	1,406	1,394	1,304	1,434	1,686	1,832

Constancia	588	695	682	552	598	621	572	506

Other

Los Filos	38	29	21	33	29	48	43	42

Zinkgruvan	479	608	530	453	565	619	710	493

Yauliyacu	528	233	597	719	550	335	588	607

Stratoni	143	149	165	211	137	131	137	171

Minto [5]	-	8	25	30	35	30	43	42

Neves-Corvo	498	509	458	421	405	305	341	316

Aljustrel	470	475	514	138	-	-	-	-

Cozamin [6]	-	-	-	-	-	-	-	17

Lagunas Norte [7]	-	-	-	-	217	253	243	218

Pierina [7]	-	-	-	-	107	111	107	114

Veladero [7]	-	-	-	-	265	211	201	144

777	95	113	136	152	146	146	145	138

Total Other	2,251	2,124	2,446	2,157	2,456	2,189	2,558	2,302

Total silver ounces produced	5,614	5,499	5,584	5,977	7,414	7,129	7,500	7,096

Palladium ounces produced ²

Stillwater	4,729	5,869	8,817	-	-	-	-	-

GEOs produced [8]	165,819	177,808	178,126	162,522	170,203	189,909	194,019	176,786

SEOs produced [8]	13,888	15,009	14,394	12,840	13,495	14,491	14,728	12,913

Gold / Silver Ratio [8]	83.8	84.4	80.8	79.0	79.3	76.3	75.9	73.0

Palladium / Silver Ratio [8]	92.1	79.1	63.4	59.2	61.8	59.3	53.5	47.7

Gold / Palladium Ratio [8]	0.9	1.1	1.3	1.3	1.3	1.3	1.4	1.5

Average payable rate [2]

Gold	95.6%	95.5%	95.2%	94.7%	94.4%	94.8%	94.8%	94.5%

Silver	82.9%	83.1%	83.5%	86.8%	89.7%	90.1%	90.0%	91.0%

Palladium	98.5%	96.4%	94.6%	n.a.	n.a.	n.a.	n.a.	n.a.

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
4)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

5)	The Minto mine was placed into care and maintenance in October 2018.
6)	The Cozamin PMPA expired on April 4, 2017.
7)	In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
8)

GEOs and SEOs are provided to assist the reader. GEOs are calculated by converting silver to a gold equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a gold equivalent by using the average price of gold to the average price of palladium. SEOs are calculated by converting gold to a silver equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a silver equivalent by using the average price of palladium to the average price of silver. Average prices are as per the LBMA during the period.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [16]

Summary of Ounces Sold

	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017

Gold ounces sold

Sudbury [2]	4,061	4,864	2,560	4,400	5,186	12,059	3,237	5,822

Salobo	84,160	75,351	65,139	70,734	54,645	71,683	67,198	50,478

Constancia	5,512	3,645	2,980	2,172	3,247	1,965	2,206	2,356

San Dimas [3]	11,510	8,453	9,771	3,738	-	-	-	-

Stillwater	2,856	3,473	2,075	-	-	-	-	-

Other

Minto [4]	3,307	2,674	796	2,284	1,763	2,020	4,603	6,988

777	3,614	4,353	5,921	3,812	5,132	6,568	5,304	6,321

Total Other	6,921	7,027	6,717	6,096	6,895	8,588	9,907	13,309

Total gold ounces sold	115,020	102,813	89,242	87,140	69,973	94,295	82,548	71,965

Silver ounces sold

San Dimas [3]	-	-	-	1,070	1,372	1,299	962	845

Peñasquito	1,164	901	1,241	1,547	1,227	1,537	1,109	1,639

Antamina	1,255	1,300	1,333	1,422	1,413	1,769	1,537	1,453

Constancia	735	629	567	410	574	491	491	559

Other

Los Filos	38	15	27	35	52	16	43	42

Zinkgruvan	232	543	326	297	391	597	305	398

Yauliyacu	15	317	697	521	360	642	364	423

Stratoni	80	78	125	171	148	110	84	123

Minto [4]	30	22	-	28	(1)	34	43	39

Cozamin [5]	-	-	-	-	-	-	23	125

Neves-Corvo	265	240	234	178	169	119	117	114

Aljustrel	381	226	302	-	-	-	-	-

Lagunas Norte [6]	-	-	1	65	236	237	242	204

Pierina [6]	-	-	-	54	88	106	102	136

Veladero [6]	-	-	2	104	161	211	201	144

777	99	129	163	70	153	124	135	125

Total Other	1,140	1,570	1,877	1,523	1,757	2,196	1,659	1,873

Total silver ounces sold	4,294	4,400	5,018	5,972	6,343	7,292	5,758	6,369

Palladium ounces sold

Stillwater	5,189	5,049	3,668	-	-	-	-	-

GEOs sold [7]	171,992	159,667	154,222	162,715	149,987	189,882	158,401	159,161

SEOs sold [7]	14,405	13,478	12,462	12,855	11,892	14,488	12,024	11,625

Cumulative payable gold ounces PBND [8]	51,515	77,074	77,588	70,259	75,153	72,707	75,862	67,827

Cumulative payable silver ounces PBND [8]	3,544	3,184	3,015	3,375	4,126	3,828	4,661	3,662

Cumulative payable palladium ounces PBND [8]	4,754	5,282	4,671	-	-	-	-	-

Gold / Silver Ratio [7]	83.8	84.4	80.8	79.0	79.3	76.3	75.9	73.0

Palladium / Silver Ratio [7]	92.1	79.1	63.4	59.2	61.8	59.3	53.5	47.7

Gold / Palladium Ratio [7]	0.9	1.1	1.3	1.3	1.3	1.3	1.4	1.5

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
3)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

4)	The Minto mine was placed into care and maintenance in October 2018.
5)	The Cozamin PMPA expired on April 4, 2017.
6)	In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
7)

GEOs and SEOs are provided to assist the reader. GEOs are calculated by converting silver to a gold equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a gold equivalent by using the average price of gold to the average price of palladium. SEOs are calculated by converting gold to a silver equivalent by using the ratio of the average price of gold to the average price of silver and by converting palladium to a silver equivalent by using the average price of palladium to the average price of silver. Average prices are as per the LBMA during the period.

8)

Payable gold, silver and palladium ounces produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [17]

Quarterly Financial Review

	Q1 2019	Q4 2018	Q3 2018	Q2 2018		Q1 2018		Q4 2017		Q3 2017		Q2 2017

Total gold ounces sold	115,020	102,813	89,242		87,140		69,973		94,295		82,548		71,965

Average realized gold price¹	$1,308	$1,229	$1,210		$1,305		$1,330		$1,277		$1,283		$1,263

Gold sales (000’s)	$150,399	$126,343	$108,012		$113,753		$93,086		$120,378		$105,908		$90,870

Total silver ounces sold (000’s)	4,294	4,400	5,018		5,972		6,343		7,292		5,758		6,369

Average realized silver price¹	$15.64	$14.66	$14.80		$16.52		$16.73		$16.75		$16.87		$17.09

Silver sales (000’s)	$67,162	$64,510	$74,255		$98,647		$106,166		$122,168		$97,126		$108,814

Total palladium ounces sold	5,189	5,049	3,668		-		-		-		-		-

Average realized palladium price¹	$1,443	$1,137	$955	$	n.a	$	n.a	$	n.a	$	n.a	$	n.a

Palladium sales (000’s)	$7,488	$5,738	$3,502		$-		$-		$-		$-		$-

Total sales (000’s)	$225,049	$196,591	$185,769		$212,400		$199,252		$242,546		$203,034		$199,684

Average cash cost, gold [1,2]	$417	$409	$418		$407		$399		$399		$396		$393

Average cash cost, silver [1,2]	$4.64	$4.66	$5.04		$4.54		$4.49		$4.48		$4.43		$4.51

Average cash cost, palladium [1,2]	$254	$205	$169	$	n.a	$	n.a	$	n.a	$	n.a	$	n.a

Average depletion, gold [1]	$385	$421	$426		$411		$418		$440		$391		$398

Average depletion, silver [1]	$5.05	$5.06	$4.97		$4.47		$4.42		$4.84		$5.13		$4.89

Average depletion, palladium [1]	$470	$463	$462	$	n.a	$	n.a	$	n.a	$	n.a	$	n.a

Net earnings (loss) (000’s)	$57,349	$6,828	$34,021		$318,142		$68,123		$(137,712)		$66,578		$67,612

Earnings (loss) per share

Basic	$0.13	$0.02	$0.08		$0.72		$0.15		$(0.31)		$0.15		$0.15

Diluted	$0.13	$0.02	$0.08		$0.72		$0.15		$(0.31)		$0.15		$0.15

Adjusted net earnings [3] (000’s)	$56,540	$36,745	$35,132		$72,340		$69,563		$82,323		$66,578		$66,624

Adjusted earnings per share [3]

Basic	$0.13	$0.08	$0.08		$0.16		$0.16		$0.19		$0.15		$0.15

Diluted	$0.13	$0.08	$0.08		$0.16		$0.16		$0.19		$0.15		$0.15

Cash flow from operations (000’s)	$118,194	$108,461	$108,413		$135,200		$125,340		$165,083		$129,121		$124,681

Cash flow from operations per share [4]

Basic	$0.27	$0.24	$0.24		$0.31		$0.28		$0.37		$0.29		$0.28

Diluted	$0.27	$0.24	$0.24		$0.30		$0.28		$0.37		$0.29		$0.28

Dividends

Dividends declared (000’s)	$40,074 [5]	$39,959	$39,921		$39,888		$39,851 [6]		$39,815		$44,201		$30,926

Dividends declared per share	$0.09	$0.09	$0.09		$0.09		$0.09		$0.09		$0.10		$0.07

Total assets (000’s)	$6,478,700	$6,470,046	$6,586,018		$6,216,112		$5,637,727		$5,683,313		$5,935,686		$5,996,010

Total liabilities (000’s)	$1,252,752	$1,298,130	$1,398,830		$981,497		$712,188		$783,649		$868,381		$965,282

Total shareholders’ equity (000’s)	$5,225,948	$5,171,916	$5,187,188		$5,234,615		$4,925,539		$4,899,664		$5,067,305		$5,030,728

1)	Expressed as United States dollars per ounce.
2)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 30 of this MD&A.
4)	Refer to discussion on non-IFRS measure (ii) on page 31 of this MD&A.
5)	On March 20, 2019, the Company declared dividends of $0.09 per common share for total dividends of $40 million, which was paid on April 18, 2019.
6)	On March 21, 2018, the Company declared dividends of $0.09 per common share for total dividends of $40 million, which was paid on April 20, 2018.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [18]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended March 31, 2019

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Sudbury [4]	10,041	4,061		$1,297		$400		$819	$5,267	$315	$3,642	$363,136

Salobo	60,846	84,160		1,308		404		383	110,070	43,822	76,070	2,673,812

Constancia	4,826	5,512		1,311		400		361	7,227	3,031	5,135	115,556

San Dimas	10,290	11,510		1,314		600		310	15,130	4,661	8,224	204,632

Stillwater	3,137	2,856		1,303		234		519	3,721	1,570	3,052	234,946

Other [5]	4,445	6,921		1,298		372		241	8,984	4,739	6,733	19,691

	93,585	115,020		$1,308		$417		$385	$150,399	$58,138	$102,856	$3,611,773

Silver

Peñasquito	1,595	1,164		$15.72		$4.21		$3.06	$18,301	$9,835	$13,401	$385,156

Antamina	1,180	1,255		15.63		3.10		8.73	19,614	4,770	15,580	699,120

Constancia	588	735		15.48		5.90		7.50	11,372	1,528	7,684	240,721

Other [6]	2,251	1,140		15.68		5.96		1.43	17,875	9,450	10,805	501,012

	5,614	4,294		$15.64		$4.64		$5.05	$67,162	$25,583	$47,470	$1,826,009

Palladium

Stillwater	4,729	5,189		$1,443		$254		$470	$7,488	$3,733	$6,171	$257,250

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,422

Operating results									$225,049	$87,454	$156,497	$6,088,454

Other

General and administrative										$(16,535)	$(24,700)

Finance costs										(13,946)	(11,246)

Other										266	1,205

Income tax recovery										110	(3,562)

Total Other										$(30,105)	$(38,303)	$390,246

										$57,349	$118,194	$6,478,700

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 gold interest in addition to the non-operating Rosemont and Minto gold interests.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel and 777 silver interests as well as the non-operating Keno Hill, Minto, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended March 31, 2019 were as follows:

Three Months Ended March 31, 2019

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis	165,819	171,992	$1,308	$402	$906	$398	$508

Silver equivalent basis	13,888	14,405	$15.62	$4.80	$10.82	$4.75	$6.07

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 32 of this MD&A.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [19]

Three Months Ended March 31, 2018

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce)[3]	Average Depletion ($‘s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold

Sudbury [4]	3,511	5,186	$1,331	$400	$795	$6,901	$702	$4,949	$375,864

Salobo	61,513	54,645	1,333	400	386	72,835	29,875	50,977	2,787,630

Constancia	3,315	3,247	1,328	400	374	4,311	1,798	3,012	120,837

Other [5]	8,352	6,895	1,311	389	405	9,039	3,564	5,150	29,025

	76,691	69,973	$1,330	$399	$418	$93,086	$35,939	$64,088	$3,313,356

Silver

San Dimas [6]	1,606	1,372	$16.71	$4.32	$1.46	$22,921	$14,986	$16,994	$132,853

Peñasquito	1,450	1,227	16.81	4.17	2.96	20,620	11,878	15,504	399,624

Antamina	1,304	1,413	16.82	3.41	8.70	23,771	6,660	18,951	745,348

Constancia	598	574	16.68	5.90	7.14	9,579	2,087	6,190	257,700

Other [7]	2,456	1,757	16.65	5.26	3.42	29,275	14,023	20,023	517,131

	7,414	6,343	$16.73	$4.49	$4.42	$106,166	$49,634	$77,662	$2,052,656

Operating results						$199,252	$85,573	$141,750	$5,366,012

Other

General and administrative							$(9,757)	$(9,818)

Finance costs							(7,107)	(6,536)

Other							(1,071)	(6)

Income tax recovery							485	(50)

Total other							$(17,450)	$(16,410)	$271,715

							$68,123	$125,340	$5,637,727

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.
6)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.

7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018. Additionally, the Minto mine was placed into care and maintenance in October 2018.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended March 31, 2018 were as follows:

Three Months Ended March 31, 2018

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis	170,203	149,987	$1,328	$376	$952	$382	$570

Silver equivalent basis	13,495	11,892	$16.75	$4.74	$12.01	$4.82	$7.19

1)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 32 of this MD&A.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [20]

Gold Production

For the three months ended March 31, 2019, attributable gold production was 93,600 ounces relative to 76,700 ounces for the comparable period in 2018, with the 16,900 ounce increase being primarily attributable to the following factors:

•	10,300 ounce increase related to the recently acquired gold stream relative to the San Dimas mine, as more fully explained on page 8 of this MD&A;

•

6,500 ounce (186%) increase related to the Sudbury mines which was primarily due to higher throughput, recovery and grades, with Q1-2018 production being adversely impacted by the temporary shutdown of the Coleman mine;

•	3,100 ounce increase related to the recently acquired gold stream relative to the Stillwater mines, as more fully explained on page 9 of this MD&A; and

•

1,500 ounce (46%) increase related to the gold stream relative to the Constancia mine which was primarily due to the additional 2,005 ounces of gold received by the Company as compensation for the mining of the Pampacancha deposit having been delayed beyond 2018, as more fully discussed on page 8 of this MD&A; partially offset by

•

3,900 ounce (47%) decrease related to gold production from the Other mines which was primarily due to the cessation of production at the Minto mine, which was placed into care and maintenance as of October 2018.

Silver Production

For the three months ended March 31, 2019, attributable silver production was 5.6 million ounces relative to 7.4 million ounces for the comparable period in 2018, with the 1.8 million ounce decrease being primarily attributable to the following factors:

•	1,606,000 ounce (100%) decrease related to the silver stream relative to the San Dimas mine, resulting from the termination of the San Dimas SPA effective May 10, 2018; and

•

206,000 ounce (8%) decrease related to silver production from the Other mines, primarily due to all deliveries from the Lagunas Norte, Veladero, and Pierina mines ceasing effective March 31, 2018 in accordance with the Pascua-Lama PMPA, partially offset by the start-up of production at the Aljustrel mine in Q2 2018.

Palladium Production

For the three months ended March 31, 2019, attributable palladium production was 4,700 ounces relative to NIL ounces for the comparable period in 2018, resulting from the acquisition of the Stillwater palladium stream as more fully explained on page 11 of this MD&A.

Net Earnings

For the three months ended March 31, 2019, net earnings was $57 million relative to $68 million for the comparable period in 2018, with the $11 million decrease being primarily attributable to the following factors:

Net earnings for the three months ended March 31, 2018	$68,123

Variance in gross margin

Variance in revenue due to:

Payable gold production	$22,579

Payable silver production	(34,028)

Payable palladium production	6,726

Changes in PBND	37,890

Prices realized per ounce sold	(7,370)

Total increase to revenue	$25,797

Variance in cost of sales due to:

Sales volume	$(22,274)

Sales mix differences	(1,786)

Cost per ounce	144

Total increase to cost of sales	$(23,916)

Total increase to gross margin	$1,881

Other variances

General and administrative expenses	(6,778)

Other income / expense	1,337

Finance costs	(6,839)

Income taxes	(375)

Total decrease in net earnings	$(10,774)

Net earnings for the three months ended March 31, 2019	$57,349

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [21]

General and Administrative

	Three Months Ended March 31

(in thousands)	2019	2018
Salaries and benefits

Salaries and benefits, excluding PSUs	$4,199	$3,592

PSUs	7,124	184

Total salaries and benefits	$11,323	$3,776

Depreciation	492	240

Donations	476	699

Professional fees	363	1,361

Other	2,524	2,432

General and administrative before equity settled stock based compensation	$15,178	$8,508

Equity settled stock based compensation (a non-cash expense)	1,357	1,249

Total general and administrative	$16,535	$9,757

For the three months ended March 31, 2019, general and administrative expenses increased by $7 million relative to the comparable period in the previous year with the increase being primarily the result of differences in accrued costs associated with the Company’s performance share units (“PSUs”).

Other (Income) Expense

	Three Months Ended March 31

(in thousands)	2019	2018
Interest income	$(226)	$(183)

Dividend income	(16)	(20)

Fees for contract amendments and reconciliations	-	(248)

Share of losses of associate	62	201

Foreign exchange loss (gain)	674	(170)

Loss on fair value adjustment of share purchase warrants held	-	99

(Gain) loss on fair value adjustment of Kutcho Convertible Note	(871)	1,388

Other	111	4

Total other (income) expense	$(266)	$1,071

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [22]

Finance Costs

	Three Months Ended March 31
(in thousands)	2019	2018
Average principle outstanding during period	$1,225,189	$717,889
Average effective interest rate during period	4.28%	3.12%
Total interest costs incurred during period	$13,121	$5,591
Costs related to undrawn credit facilities	840	1,198
Interest expense - lease liabilities	31	-
Letter of guarantee	(46)	318
Total finance costs	$13,946	$7,107
Income Tax Expense (Recovery)
	Three Months Ended March 31
(in thousands)	2019	2018
Current income tax expense related to foreign jurisdictions	$20	$22
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$3,194	$1,046
Reversal of write down of previously recognized temporary differences	(3,324)	(1,553)
Total deferred income tax expense (recovery) from operations	$(130)	$(507)

Income tax expense (recovery) recognized in net earnings	$(110)	$(485)

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [23]

Liquidity and Capital Resources1

As at March 31, 2019, the Company had cash and cash equivalents of $126 million (December 31, 2018 - $76 million) and debt outstanding under its $2 billion revolving term loan (the “Revolving Facility”) of $1,184 million (December 31, 2018 - $1,264 million), resulting in a net debt position of $1,058 million (December 31, 2018 - $1,188 million).

A summary of the Company’s cash flow activity is as follows:

Three Months Ended March 31, 2019

During the three months ended March 31, 2019, the Company generated operating cash flows of $118 million compared with $125 million during the comparable period of 2018, with the decrease being attributable to the following:

Operating cash flow for the three months ended March 31, 2018	$125,340
Variance attributable to revenue (see page 21):	$25,797
Variance attributable to cost of sales, excluding depletion:
Sales volume	$(10,077)
Sales mix differences	(2,468)
Cost per ounce	(256)
Working capital changes	1,751
Total increase to cash outflows attributable to cost of sales	$(11,050)
Total increase to cash inflows attributable to gross margin	$14,747
Other variances:
General and administrative	(14,882)
Finance costs	(4,710)
Income taxes	(3,512)
Other	1,211
Total increase to cash outflows	$(7,146)
Operating cash flow for the three months ended March 31, 2019	$118,194

During the three months ended March 31, 2019, the Company had net cash outflows from financing activities of $67 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $81 million, partially offset by proceeds relative to the exercise of stock options in the amount of $15 million. During the three months ended March 31, 2018, the Company had net cash outflows from financing activities of $108 million which was primarily the result of repayments under the Company’s Revolving Facility.

During the three months ended March 31, 2019, the Company had net cash outflows from investing activities of $1 million. During the three months ended March 31, 2018, the Company had virtually no cash flows from investing activities.

In the opinion of management, the $126 million of cash and cash equivalents as at March 31, 2019, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [24]

Contractual Obligations and Contingencies1

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased								Per Unit of Measurement Cash Payment 1, [2]								Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Gold		Silver		Palladium		Cobalt
Peñasquito	0%		25%		0%		0%		n/a		$4.21		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50%	[3]	100%		0%		0%		$400	[4]	$5.90	[4]	n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%		0%		0%		0%		$404		n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%		0%		0%		0%		$400		n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%		33.75%		0%		0%		n/a		variable	[5]	n/a		n/a		Life of Mine	3-Nov-15
San Dimas	variable	[6]	0%	[6]	0%		0%		$600		n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%		0%		4.5%	[7]	0%		variable	[8]	n/a		variable	[8]	n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%		0%		0%		42.4%	[9]	n/a		n/a		n/a		variable	[10]	Life of Mine	11-Jun-18
Other
Los Filos	0%		100%		0%		0%		n/a		$4.39		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%		100%		0%		0%		n/a		$4.39		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%		100%	[11]	0%		0%		n/a		$8.89	[12]	n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%		100%		0%		0%		n/a		$6.83	[13]	n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%		100%		0%		0%		n/a		$4.26		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%		100%	[14]	0%		0%		n/a		variable	[15]	n/a		n/a		50 years	5-Jun-07
Minto	100%	[16]	100%	[16]	0%		0%		$325	[17]	$4.22		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%		25%		0%		0%		n/a		variable	[18]	n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%		25%		0%		0%		n/a		$3.90		n/a		n/a		Life of Mine	8-Sep-09
Rosemont	100%		100%		0%		0%		$450		$3.90		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%		12.5%		0%		0%		n/a		$4.00		n/a		n/a		Life of Mine	n/a	[19]
777	50%		100%		0%		0%		$416	[4]	$6.14	[4]	n/a		n/a		Life of Mine	8-Aug-12
Early Deposit
Toroparu	10%		50%		0%		0%		$400		$3.90		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25%	[20]	100%	[20]	0%		0%		$450		$5.90		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100%	[21]	100%	[21]	0%		0%		variable	[22]	variable	[22]	n/a		n/a		Life of Mine	12-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)

All amounts are measured on a per ounce basis with the exception of cobalt which is measured on a per pound basis. Should the prevailing market price for the applicable metal be lower than this amount, the per ounce or per pound cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.35 per ounce, subject to an annual inflationary factor.

3)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
4)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
5)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina PMPA.
6)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

7)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

8)

The Company is committed to pay Sibanye 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the Stillwater mines PMPA until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

9)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.
10)

The Company is committed to pay Vale 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

11)	Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
12)

Should the market price of silver exceed $20 per ounce, in addition to the $8.89 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.89 per ounce of silver delivered.

13)

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni PMPA. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated. The figures in the above table reflect the fact that Eldorado completed 10,000 meters of Expansion Drilling in July 2018.

14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)	In respect of the Aljustrel PMPA, the Company is committed to pay Almina 50% of the amount received under the respective concentrate sales contracts.
16)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. The Minto mine was placed into care and maintenance in October 2018.
17)	The production payment per ounce of gold delivered to Wheaton is to be increased over the current fixed price in periods where the market price of copper is lower than $2.50 per pound.
18)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
19)	Terms of the agreement not yet finalized.
20)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

21)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.
22)	The Company is committed to pay Kutcho 20% of the spot price of gold and silver for each ounce of gold and silver delivered under the Kutcho Early Deposit Agreement.

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [25]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2019	2020 - 2022	2023 - 2024	After 2024	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$1,183,500	$-	$1,183,500	$-	$1,183,500
Interest [2]	36,877	121,110	48,900	-	206,887	-	206,887
Mineral stream interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	1,500	4,500	1,000	-	7,000	126,000	133,000
Kutcho	-	-	-	-	-	58,000	58,000
Operating leases	600	1,729	1,098	229	3,656	-	3,656
Total contractual obligations	$38,377	$125,610	$1,233,400	$-	$1,397,387	$585,550	$1,982,937

1)	At March 31, 2019, the Company had $1.2 billion drawn and outstanding on the Revolving Facility.
2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at March 31, 2019 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.

Rosemont

Effective February 8, 2019, the Company amended the Rosemont PMPA. In connection with the amended Rosemont PMPA, the Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million. Under the amendment, the Company is now permitted to elect to pay the deposit in cash or the delivery of common shares and Hudbay has provided a corporate guarantee. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. On March 8, 2019, Hudbay announced that the U.S. Army Corps of Engineers has issued a Section 404 Water Permit for the Rosemont Project and on March 21, 2019, Hudbay received the Rosemont project’s Mine Plan of Operations from the U.S. Forest Service, which Hudbay indicated was the final administrative step in the permitting process.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2019 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Sandspring may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million which is non-refundable. Sandspring has announced the advancement of a Preliminary Economic Assessment defining the re-scoping of the Toroparu project, including a revised operating plan.

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $7 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $7 million to Panoro, spread over up to five years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [26]

repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. Based on Vale’s disclosure relating to the size and timing of the Salobo Expansion, the Company estimates that an expansion payment of between $550 million to $650 million would be payable. Given Vale’s proposed schedule, this payment would likely become payable in 2023 though the actual amount and timing of the expansion payment may significantly differ from this estimate.

Taxes - Canada Revenue Agency – 2013 Taxation Year Domestic Reassessment and Audit 1

On July 24, 2018, the Company received a Notice of Reassessment for the 2013 taxation year (“the 2013 Domestic Reassessment”) in which the CRA is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs in respect of Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine. The Company’s position, as reflected in its Canadian income tax returns, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, as provided for in the PMPAs.

Management believes the Company’s position is correct and that it has filed its tax returns and paid applicable taxes in compliance with Canadian tax law. On October 18, 2018, Wheaton filed a notice of objection under the Act challenging the 2013 Domestic Reassessment.

The 2013 Domestic Reassessment resulted in no additional tax for the 2013 taxation year after applying non-capital losses carried back from subsequent taxation years. However, interest and penalties of approximately $1 million remained owing (calculated to the date of the 2013 Domestic Reassessment), 50% of which was paid in order to object to the 2013 Domestic Reassessment. Consequential to the 2013 Domestic Reassessment, losses available to offset taxable income in the 2011 and 2012 taxation years was reduced resulting in reassessments for tax, interest and penalties totaling approximately $2 million, 50% of which was paid in order to object to the reassessments.

If CRA were to apply the 2013 Domestic Reassessment methodology to the Company’s Canadian PMPAs for the 2014 to 2018 taxation years, the Company estimates the impact to be approximately $2 million of tax, interest (calculated to December 31, 2018) and penalties. The CRA is conducting a domestic audit for the 2014 and 2015 taxation years. The 2016 to 2018 taxation years remain open to a domestic audit.

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”).

[1]

The assessment by management of the expected impact of the 2013 Domestic Reassessment on the Company is “forward-looking information”. Statements in respect of the impact of the 2013 Domestic Reassessment are based on the expectation that the Company will be successful in challenging the 2013 Domestic Reassessment. Statements in respect of the 2013 Domestic Reassessment and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [27]

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, and then filed a second amended complaint in April 2018 (the “Amended Complaint”). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company’s securities in the United States during an alleged class period of March 30, 2011 to July 6, 2015.

At a hearing on June 6, 2016, the Court denied the Defendants’ motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. Certification of the class was granted by the Court on May 11, 2017.

On March 27, 2018, the court granted Plaintiff’s motion for leave to file a Second Amended Complaint, which adds a claim under Section 10(b) against our auditors. Defendants filed motions to dismiss the Second Amended Complaint, however on March 29, 2019 the court issued a ruling denying the motion to dismiss as against both defendants and our auditors. No trial date is currently set for this matter.

The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton’s March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with outstanding litigation.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Share Capital

During the three months ended March 31, 2019, the Company received cash proceeds of $15 million from the exercise of 752,170 share purchase options at a weighted average exercise price of Cdn$26.55 per option. During the three months ended March 31, 2018, there were no share purchase options exercised.

During the three months ended March 31, 2019, the Company released 130,730 RSUs, as compared to 70,175 during the comparable period of the previous year.

As of May 8, 2019, there were 445,603,548 outstanding common shares, 3,705,130 share purchase options, 370,303 restricted share units and 10,000,000 share purchase warrants.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [28]

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 13 of this MD&A) in addition to the Kutcho Convertible Note (see page 15 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at March 31, 2019.

New Accounting Standards Effective in 2019

IFRS 16 – Leases:

General Impact of Application of IFRS 16 - Leases

On January 1, 2019, the Company adopted IFRS 16 – Leases, which supersedes IAS 17 – Leases (“IAS 17”). IFRS 16 removes the distinction between operating leases and finance leases and instead has all leases accounted for as a finance lease which requires the recognition of a right-of-use asset and a lease liability on the Consolidated Balance Sheet at the lease commencement for all leases. Additionally, IFRS 16 requires the Company to recognize depreciation expense relative to the right-of use assets and interest expense relative to the lease liability in the Consolidated Statement of Earnings.

The Company determined that it had two leases which are subject to the provisions of IFRS 16, specifically related to its offices in Vancouver, Canada and the Cayman Islands. As a result, at January 1, 2019, the Company recognized an additional $5 million of right-of-use assets on its balance sheet with an offsetting $5 million of lease liabilities.

The Company has applied the new standard prospectively with no restatement of the prior periods.

A reconciliation of the lease commitment relative to these two leases as reported on the financial statements for the year ended December 31, 2018 and the lease liability which has been reflected on the balance sheet effective January 1, 2019 is as follows:

(in thousands)

Lease commitment as disclosed at December 31, 2018

Not later than 1 year	$789

Later than 1 year and not later than 5 years	2,772

Later than 5 years	224

Total lease commitment as disclosed at December 31, 2018	$3,785

Extension option reasonably certain to be exercised [1]	1,530

Less: Discounting using the incremental borrowing rate [2]	(636)

Lease liability as at January 1, 2019	$4,679

Lease liability is comprised of:

Current portion	$679

Long-term portion	4,000

Lease liability as at January 1, 2019	$4,679
1)

The Company’s office lease in the Cayman Islands contains two optional extension periods. Upon applying IFRS 16, the Company concluded it was reasonably certain to exercise the first extension period. The second extension period, which covers a term of 5 years, was not included in the calculation of the lease liability.

2)	The future cash outflows were discounted using the Company’s estimated incremental borrowing rate ranging from 3.9764% to 4.3340%.

Accounting Policy – The Company as a Lessee

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to use an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [29]

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company re-measures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is re-measured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses, if any.

IFRIC 23 – Uncertainty over Income Tax Treatments:

On January 1, 2019, the Company adopted IFRIC 23 – Uncertainty over Income Tax Treatments. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The adoption of this guidance did not have a material impact on the Company’s Consolidated Statement of Earnings.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis; and (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates and other one-time (income) expenses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2019	2018

Net earnings	$57,349	$68,123

Add back (deduct):

Share in losses of associate	62	201

Loss on fair value adjustment of share purchase warrants held	-	99

(Gain) loss on fair value adjustment of Kutcho Convertible Note	(871)	1,388

Fees for contract amendments and reconciliations	-	(248)

Adjusted net earnings	$56,540	$69,563

Divided by:

Basic weighted average number of shares outstanding	444,389	442,728

Diluted weighted average number of shares outstanding	445,121	443,181

Equals:

Adjusted earnings per share - basic	$0.13	$0.16

Adjusted earnings per share - diluted	$0.13	$0.16

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [30]

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2019	2018

Cash generated by operating activities	$118,194	$125,340

Divided by:

Basic weighted average number of shares outstanding	444,389	442,728

Diluted weighted average number of shares outstanding	445,121	443,181

Equals:

Operating cash flow per share - basic	$0.27	$0.28

Operating cash flow per share - diluted	$0.27	$0.28

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended March 31
(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2019	2018

Cost of sales	$137,595		$113,679

Less: depletion	(68,381)		(57,265)

Cash cost of sales	$69,214		$56,414

Cash cost of sales is comprised of:

Total cash cost of gold sold	$47,982		$27,914

Total cash cost of silver sold	19,915		28,500

Total cash cost of palladium sold	1,317		-

Total cash cost of sales	$69,214		$56,414

Divided by:

Total gold ounces sold	115,020		69,973

Total silver ounces sold	4,294		6,343

Total palladium ounces sold	5,189		-

Equals:

Average cash cost of gold (per ounce)	$417		$399

Average cash cost of silver (per ounce)	$4.64		$4.49

Average cash cost of palladium (per ounce)	$254	$	n.a.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [31]

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31
(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2019	2018

Total sales:

Gold	$150,399		$93,086

Silver	$67,162		$106,166

Palladium	$7,488		$-

Divided by:

Total gold ounces sold	115,020		69,973

Total silver ounces sold	4,294		6,343

Total palladium ounces sold	5,189		-

Equals:

Average realized price of gold (per ounce)	$1,308		$1,330

Average realized price of silver (per ounce)	$15.64		$16.73

Average realized price of palladium (per ounce)	$1,443	$	n.a.

Less:

Average cash cost of gold [1] (per ounce)	$(417)		$(399)

Average cash cost of silver [1] (per ounce)	$(4.64)		$(4.49)

Average cash cost of palladium [1] (per ounce)	$(254)	$	n.a.

Equals:

Cash operating margin per gold ounce sold	$891		$931

As a percentage of realized price of gold	68%		70%

Cash operating margin per silver ounce sold	$11.00		$12.24

As a percentage of realized price of silver	70%		73%

Cash operating margin per palladium ounce sold	$1,189	$	n.a.

As a percentage of realized price of palladium	82%		n.a.

1)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [32]

Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.09 per common share for the duration of 2019. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On May 8, 2019, the Board of Directors declared a dividend in the amount of $0.09 per common share, with this dividend being payable to shareholders of record on May 24, 2019 and is expected to be distributed on or about June 6, 2019. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures

Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of March 31, 2019. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2019.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2019 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of March 31, 2019.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [33]

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2018, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,25)

As of December 31, 2018 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz	Recovery % (7)
Gold
Salobo (75%) (10)	464.4	0.34	5.10	403.3	0.29	3.76	867.7	0.32	8.86	68%
Sudbury (70%) (11)	14.5	0.51	0.24	21.8	0.45	0.32	36.3	0.48	0.56	77%
Constancia (50%)	227.1	0.06	0.43	39.8	0.06	0.08	266.9	0.06	0.51	61%
Stillwater (12,13)	6.3	0.47	0.09	40.1	0.47	0.61	46.4	0.47	0.70	69%
San Dimas (25%) (14)	0.4	4.09	0.05	0.9	3.34	0.10	1.4	3.56	0.16	95%
777 (50%)	1.1	1.77	0.06	0.7	2.03	0.05	1.8	1.87	0.11	59%
Minto	0.4	0.25	0.003	2.0	0.67	0.04	2.4	0.60	0.05	77%
Toroparu (10%) (15,16)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%
Kutcho (16,17)	-	-	-	10.4	0.37	0.12	10.4	0.37	0.12	41%
Metates Royalty (18)	4.3	0.70	0.10	12.3	0.45	0.18	16.5	0.52	0.27	91%
Total Gold			6.17			5.56			11.74
Silver
Peñasquito (25%) (10)	94.1	34.6	104.6	36.0	23.6	27.3	130.1	31.5	131.9	85%
Antamina (33.75%) (10,11,19)
Copper	52.0	7.0	11.7	42.5	8.0	10.9	94.5	7.4	22.6	71%
Copper-Zinc	27.3	17.0	14.9	43.5	13.0	18.2	70.9	14.5	33.1	71%
Constancia	454.2	3.0	43.6	79.5	3.3	8.5	533.7	3.0	52.1	70%
Neves-Corvo
Copper	5.7	39.0	7.2	24.6	34.0	26.9	30.3	34.9	34.1	24%
Zinc	5.1	78.0	12.7	25.3	63.0	51.2	30.4	65.5	64.0	30%
Zinkgruvan
Zinc	5.1	78.0	12.7	5.3	89.0	15.0	10.3	83.6	27.7	83%
Copper	2.9	32.0	3.0	0.3	33.0	0.3	3.2	32.1	3.3	70%
Yauliyacu (20)	2.5	86.6	6.8	6.1	108.9	21.5	8.6	102.5	28.3	83%
San Dimas (25%) (14)	0.4	323.5	4.2	0.9	303.2	9.2	1.4	309.3	13.5	94%
Los Filos	26.2	3.5	3.0	78.1	10.2	25.5	104.2	8.5	28.5	10%
Stratoni	-	-	-	0.6	161.0	3.0	0.6	161.0	3.0	80%
777	2.2	26.4	1.8	1.4	21.6	1.0	3.6	24.6	2.8	48%
Minto	0.4	3.4	0.05	2.0	6.0	0.4	2.4	5.6	0.4	78%
Rosemont (21)	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%
Kutcho (16,17)	-	-	-	10.4	34.6	11.6	10.4	34.6	11.6	46%
Metates Royalty (18)	4.3	17.2	2.4	12.3	13.1	5.2	16.5	14.2	7.5	66%
Total Silver			294.9			246.2			541.1
Palladium
Stillwater (4.5%) (12,13)	0.2	13.4	0.09	1.3	13.4	0.58	1.5	13.4	0.66	92%
Total Palladium			0.09			0.58			0.66
Cobalt
Voisey’s Bay (42.4%) (22)	4.8	0.14	14.5	6.6	0.13	18.1	11.3	0.13	32.6	84%
Total Cobalt			14.5			18.1			32.6

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [34]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,25)

As of December 31, 2018 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Gold
Salobo (75%) (10)	24.6	0.43	0.34	129.2	0.31	1.29	153.8	0.33	1.63
Sudbury (70%) (11)	1.1	0.70	0.02	10.1	0.38	0.12	11.2	0.41	0.15
Constancia (50%)	90.4	0.04	0.12	93.3	0.04	0.13	183.7	0.04	0.25
777 (50%)	-	-	-	0.2	1.79	0.01	0.2	1.79	0.01
Minto	3.3	0.40	0.04	9.0	0.57	0.17	12.4	0.53	0.21
Toroparu (10%) (15,16)	1.2	0.93	0.03	9.0	0.87	0.25	10.2	0.87	0.29
Cotabambas (25%) (16,24)	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22
Kutcho (16,17)	-	-	-	6.7	0.62	0.13	6.7	0.62	0.13
Total Gold			0.56			2.32			2.88
Silver
Peñasquito (25%) (10)	23.5	28.3	21.4	26.2	22.8	19.2	49.7	25.4	40.6
Antamina (33.75%) (10,11,19)
Copper	29.7	7.0	6.7	106.7	9.0	30.9	136.4	8.6	37.5
Copper-Zinc	8.1	16.0	4.2	46.2	18.0	26.8	54.3	17.7	30.9
Constancia	180.8	2.4	13.7	186.5	2.3	13.5	367.3	2.3	27.3
Neves-Corvo
Copper	4.4	59.0	8.4	28.5	50.9	46.6	32.9	52.0	55.0
Zinc	10.4	55.7	18.7	64.0	52.2	107.3	74.4	52.7	126.0
Zinkgruvan
Zinc	2.6	67.5	5.7	3.5	56.3	6.3	6.1	61.1	12.0
Copper	2.0	34.7	2.2	0.2	52.2	0.3	2.1	36.0	2.5
Yauliyacu (20)	5.3	111.9	19.1	8.4	163.4	43.9	13.7	143.4	63.0
Los Filos	88.5	5.3	15.2	133.7	8.1	35.0	222.2	7.0	50.2
Aljustrel (23)	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Stratoni	-	-	-	0.3	148.2	1.2	0.3	148.2	1.2
777	-	-	-	0.4	29.6	0.4	0.4	29.6	0.4
Minto	3.3	3.4	0.4	9.0	5.0	1.5	12.4	4.6	1.8
Rosemont (21)	112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6
Pascua-Lama (25%)	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1
Keno Hill (25%)
Underground	-	-	-	1.1	523.1	18.6	1.1	523.1	18.6
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Toroparu (50%) (15,16)	21.9	1.1	0.8	98.5	0.7	2.3	120.4	0.8	3.1
Cotabambas (16,24)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Kutcho (16,17)	-	-	-	6.7	27.3	5.9	6.7	27.3	5.9
Total Silver			153.0			627.6			780.6
Cobalt
Voisey’s Bay (42.4%) (22)	-	-	-	1.4	0.05	1.6	1.4	0.05	1.6
Total Cobalt			-			1.6			1.6

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [35]

Attributable Inferred Resources (1,2,3,4,5,9,25)

As of December 31, 2018 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Gold
Salobo (75%) (10)	128.4	0.28	1.16
Sudbury (70%) (11)	4.7	0.66	0.10
Constancia (50%)	30.4	0.08	0.08
Stillwater (12,13)	87.3	0.45	1.25
San Dimas (25%) (14)	1.4	3.60	0.17
777 (50%)	0.2	3.09	0.02
Minto	6.1	0.51	0.10
Cotabambas (25%) (16,24)	151.3	0.17	0.84
Toroparu (10%) (15,16)	12.9	0.76	0.32
Kutcho (16,17)	10.7	0.26	0.09
Metates Royalty (18)	0.8	0.39	0.01
Total Gold			4.13
Silver
Peñasquito (25%) (10)	3.7	13.5	1.6
Antamina (33.75%) (10,11,19)
Copper	211.3	10.0	67.9
Copper-Zinc	105.6	16.0	54.3
Constancia	60.8	2.7	5.2
Neves-Corvo
Copper	10.5	38.0	12.8
Zinc	14.1	52.0	23.5
Yauliyacu (20)	11.9	298.9	114.8
Zinkgruvan
Zinc	16.3	76.0	39.9
Copper	0.4	27.0	0.4
San Dimas (25%) (14)	1.4	341.3	15.7
Stratoni	1.1	153.0	5.5
777	0.4	40.4	0.5
Minto	6.1	4.9	1.0
Los Filos	98.2	6.1	19.4
Rosemont (21)	68.7	1.7	3.7
Pascua-Lama (25%)	3.8	17.8	2.2
Aljustrel (23)	8.7	50.4	14.0
Keno Hill (25%)
Underground	0.4	404.1	5.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (16,24)	605.3	2.3	45.4
Toroparu (50%) (15,16)	58.7	0.1	0.1
Kutcho (16,17)	10.7	21.5	7.4
Metates Royalty (18)	0.8	9.5	0.2
Total Silver			441.7
Palladium
Stillwater (4.5%) (12,13)	0.9	12.7	0.36
Total Palladium			0.36
Cobalt
Voisey’s Bay (42.4%) (22)	4.0	0.11	9.3
Total Cobalt			9.3

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [36]

Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver and palladium, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver and palladium and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and

b.	Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering),

both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine, Stillwater mines and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2018 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources for Aljustrel’s Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.

b.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.

c.

Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Bellekeno mine Indicated Mineral Resources as of September 30, 2013, Mineral Resources for the Lucky Queen, Flame & Moth, Onek projects as of January 3, 2017 and Bermingham projects as of September 17, 2018.

d.	Mineral Resources for the Kutcho project are reported as of February 22, 2019 and Mineral Reserves are reported as of June 15, 2017.

e.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

f.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of October 31, 2018.

g.	Mineral Resources and Mineral Reserves for the Peñasquito, Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2018.

h.	Mineral Resources and Mineral Reserves for the Metates royalty are reported as of April 29, 2016.

i.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of March 30, 2017.

j.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2018.

k.	Mineral Resources for the Toroparu project are reported as of September 20, 2018 and Mineral Reserves are reported as of March 31, 2013.

7.

Process recoveries are the average percentage of gold, silver palladium or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Antamina mine - $2.94 per pound copper, $1.05 per pound zinc, $7.96 per pound molybdenum and $19.54 per ounce silver.

b.	Constancia mine - $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.

c.

Kutcho project – 1.5% copper cut-off for the Main deposit and 1.0% copper cut-off for the Esso deposit, both assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.

d.	Los Filos mine - $1,200 per ounce gold and $4.39 per ounce silver.

e.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

f.	Minto mine – 1.2% copper cut-off assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

g.

Neves-Corvo mine – 1.3% copper cut-off for the copper Mineral Reserves and 5.5% zinc equivalent cut-off for the zinc Mineral Reserves, both assuming $2.75 per pound copper, $1.00 per pound lead and zinc.

h.	Peñasquito mine - $1,200 per ounce gold, $18.00 per ounce silver, $2.75 per pound copper, $0.95 per pound lead and $1.15 per pound zinc.

i.	Rosemont project - $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

j.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,275 per ounce gold and $3.22 per pound copper.

k.

San Dimas mine – 220 grams per tonne silver equivalent cut-off for longhole and 230 grams per tonne silver equivalent cut-off for cut and fill assuming $1,250 per ounce gold and $17.00 per ounce silver.

l.	Stillwater mines - combined platinum and palladium cut-off of 6.86 g/t

m.	Stratoni mine – 13.5% zinc equivalent cut-off assuming $8.14 per ounce silver, $1.02 per pound lead and $1.13 per pound zinc.

n.	Sudbury mines - $1,275 per ounce gold, $8.16 per pound nickel, $3.22 per pound copper, $800 per ounce platinum, $875 per ounce palladium and $22.68 per pound cobalt.

o.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

p.	Voisey’s Bay mines:

i.	Ovoid, Mini Ovoid and SE Extension Mineral Reserves – Cdn $25.43 per tonne assuming $6.35 per pound nickel, $3.04 per pound copper and $24.81 per pound cobalt.
ii.	Reid Brook Mineral Reserves - $275.00 per tonne assuming $9.72 per pound nickel, $3.40 per pound copper and $11.50 per pound cobalt.
iii.	Eastern Deeps Mineral Reserves - $225.00 per tonne assuming $6.35 per pound nickel, $2.81 per pound copper and $18.13 per pound cobalt.

q.	Yauliyacu mine - $19.54 per ounce silver, $2.94 per pound copper, and $1.05 per pound zinc.

r.	Zinkgruvan mine – 5.2% zinc equivalent cut-off for the zinc Mineral Reserve and 1.4% copper cut-off for the copper Mineral Reserve, both

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [37]

assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

s.	777 mine – $1,283 per ounce gold, $17.50 per ounce silver, $3.10 per pound copper and $1.24 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Mineral Resources and 4.0% zinc cut-off for Estação zinc Mineral Resources.

b.	Antamina mine - $3.30 per pound copper, $1.23 per pound zinc, $9.29 per pound molybdenum and $20.50 per ounce silver.

c.	Constancia mine – $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.

d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.

e.	Keno Hill mines:

i.	Bellekeno mine – Cdn $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Lucky Queen, Onek, Flame and Moth – Cdn $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.95 per pound lead and $1.00 per pound zinc.

iii.	Bermingham - Cdn $185 per tonne NSR cut-off assuming $20.80 per ounce silver, $1.10 per pound lead, $1.20 per pound zinc and $1,450 per ounce gold.

iv.	Elsa Tailings project – 50 grams per tonne silver cut-off assuming $17.00 per ounce silver and $1,000 per ounce gold.

f.	Kutcho project – 1.2% copper equivalent cut-off assuming $3.00 per pound copper, $1.25 per pound zinc, $1,350 per ounce gold and $17.00 per ounce silver.

g.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

h.	Los Filos mine - $1,400 per ounce gold and $4.39 per ounce silver.

i.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

j.	Minto mine – 0.5% copper cut-off for Open Pit and 1.0% copper cut-off for Underground.

k.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 3.0% zinc cut-off for the zinc Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

l.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.

m.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.05 per pound lead and $1.25 per pound zinc.

n.	Rosemont project – $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

o.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,275 per ounce gold and $3.22 per pound copper.

p.	San Dimas mine – 210 grams per tonne silver equivalent cut-off assuming $1,300 per ounce gold and $17.50 per ounce silver.

q.	Stillwater mines – geologic boundaries for Inferred Mineral Resources at both the Stillwater mine and East Boulder mine.

r.	Stratoni mine – Geologically constrained to massive sulfide contacts.

s.	Sudbury mines - $1,275 per ounce gold, $8.16 per pound nickel, $3.22 per pound copper, $800 per ounce platinum, $875 per ounce palladium and $22.68 per pound cobalt.

t.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold and $3.00 per pound copper.

u.	Voisey’s Bay mines:

i.	Reid Brook Mineral Resources - $275.00 per tonne assuming $9.72 per pound nickel, $3.40 per pound copper and $11.50 per pound cobalt.

ii.	Discovery Hill Mineral Resources - $24.81 per tonne assuming $9.53 per pound nickel, $3.13 per pound copper and $12.50 per pound cobalt.

v.	Yauliyacu mine – $20.50 per ounce silver, $3.30 per pound copper, and $1.23 per pound zinc.

w.

Zinkgruvan mine – 3.7% zinc equivalent cut-off for the zinc Mineral Resource and 1.0% copper cut-off for the copper Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

x.	777 mine – $1,283 per ounce gold, $17.50 per ounce silver, $3.10 per pound copper and $1.24 per pound zinc.

10.

The scientific and technical information in these tables regarding the Peñasquito mine, the Antamina mine and the Constancia mine was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito – Goldcorp’s annual information form for the year ended December 31, 2018 filed on March 28, 2019;
b.	Antamina – Glencore’s December 31, 2018 Resources and Reserves report (http://www.glencore.com/investors/reports-results/reserves-and-resources); and
c.	Constancia – Hudbay’s annual information form for the year ended December 31, 2018 filed on March 29, 2019.

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Peñasquito mine, Antamina mine and Constancia mine, as well as, the Company’s Mineral Resource and Mineral Reserve estimates for the Salobo mine.

11.

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Sudbury gold interest and Voisey’s Bay cobalt interest, have been constrained to the production expected for the various contracts.

12.

The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

13.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.5 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.6 + 1) and Au = (Pd + Pt) x 0.0323

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [38]

14.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.

The Company’s agreement with Sandspring is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

16.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

17.

The Company’s agreement with Kutcho Copper is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the gold and silver production from the Kutcho project until 51,000 ounces of gold and 5.6 million ounces of silver have been delivered, after which both streams will decrease to 66.67% for the remaining life of mine.

18.

Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp.’s (Chesapeake) Metates property, located in Mexico. As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

19.

The Antamina silver purchase agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company’s discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

20.

The Yauliyacu mine silver purchase agreement provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine.

21.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material.

22.

The Voisey’s Bay cobalt purchase agreement provides that effective January 1, 2021, Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

24.

The Company’s agreement with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

25.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than silver at the Keno Hill mines and the Loma de La Plata zone of the Navidad project, gold at the Toroparu project and palladium at the Stillwater mines and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [39]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	estimated future production as a result of the Salobo Expansion;
•	the construction timeline, including completion, of the mine expansion, including the underground mines, at Voisey’s Bay by Vale;
•	the commencement and timing of delivery of cobalt by Vale under the Voisey’s Bay cobalt purchase agreement;
•

the impact of counterparties experiencing financial, operational or other difficulties, including insolvency, in connection with the Brumadinho Incident or the AMCU strike action (as defined herein) or for any other reason;

•	the commencement of production at the Rosemont project;
•	the impact of the suspension of operations at the Peñasquito mine;
•	the effect of the SAT legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine;
•	the repayment of the Kutcho Convertible Note;
•	the ability of Barrick to advance the Pascua-Lama project;
•	future payments by the Company in accordance with PMPAs, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Wheaton’s production and cash flow profile;
•

the expansion and exploration potential at the Salobo and Peñasquito mines, including Newmont Goldcorp’s expected future improvements focused on increasing mill throughput and improving plant reliability at the Peñasquito mine;

•	projected changes to Wheaton’s production mix;
•	anticipated increases in total throughput;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2019 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive mineral stream interests;
•	confidence in the Company’s business structure;
•

the Company’s estimation of the cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the December 2018 settlement entered into with the CRA in respect of the reassessment under transfer pricing rules of the 2005 to 2010 taxation years related to the income generated by the Company’s wholly-owned foreign subsidiaries outside of Canada (the “CRA Settlement”);

•	the Company’s assessment of the impact of the CRA Settlement for years subsequent to 2010;
•	possible audits for taxation years subsequent to 2015;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	Vale is unable to produce the estimated future production in connection with the Salobo Expansion;
•

Vale does not meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay or Vale is unable to commence, or the timing of delivery of cobalt by Vale is delayed or deferred under the Voisey’s Bay cobalt purchase agreement;

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [40]

•	Wheaton is unable to sell its cobalt production delivered under the Voisey’s Bay cobalt purchase agreement at acceptable prices or at all or there is a
•

decrease in demand for cobalt, the decrease in uses for cobalt or the discovery of new supplies of cobalt, any or all of which could result in a decrease to the price of cobalt or a decrease in the ability to sell cobalt;

•

Vale not being able to meet its obligations under any of the Company’s PMPAs with Vale as a result of Vale experiencing financial, operational or other difficulties, including insolvency, in connection with the Brumadinho Incident or for any other reason;

•

Sibanye-Stillwater experiences financial, operational or other difficulties, including insolvency, and is not able to meet its obligations under the Stillwater PMPA (as defined herein) as a result of not being able to obtain a satisfactory resolution of the AMCU unionized employee strike within a reasonable period of time;

•	Newmont Goldcorp is required to continue suspending operations at the Peñasquito mine because it is unable to resolve the illegal blockade in a safe, fair or timely manner;
•

First Majestic being able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;

•	Kutcho not being able to make payments under the Kutcho Convertible Note;
•

that each party does not satisfy its obligations in accordance with the terms of the Company’s PMPAs including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•

risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
•

Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	any reassessment of the Company’s tax filings and the continuation or timing of any such process is outside the Company’s control;
•	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
•

risks in estimating cash taxes payable in respect of the 2005 to 2010 taxation years and assessing the impact of the CRA Settlement for years subsequent to 2010, including whether there will be any material change in the Company’s facts or change in law or jurisprudence;

•	credit and liquidity risks;
•	indebtedness and guarantees risks;
•	mine operator concentration risks;
•	hedging risk;
•	competition in the streaming industry;
•	risks related to Wheaton’s acquisition strategy;
•	risks related to the market price of the common shares of Wheaton;
•	equity price risks related to Wheaton’s holding of long-term investments in other companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks related to activist shareholders;
•	risks related to reputational damage;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [41]

•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•

risks related to the ability of the companies with which Wheaton has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2018 and Form 6-K filed March 20, 2019 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	Vale is able to produce the estimated future production as a result of the Salobo Expansion;
•

Vale is able to meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay and Vale is able to commence and meet its timing for delivery of cobalt under the Voisey’s Bay cobalt purchase agreement;

•	Wheaton is able to sell cobalt production delivered under the Voisey’s Bay cobalt purchase agreement at acceptable prices and
•	Vale is able to meet its obligations under the Company’s PMPAs with Vale;
•	Sibanye-Stillwater is able to obtain a satisfactory resolution of the AMCU unionized employee strike within a reasonable period of time;
•	the demand and uses for cobalt will not significantly decrease and the supply of cobalt will not significantly increase;
•	that Newmont Goldcorp will be able to resolve the illegal blockade at the Peñasquito mine and resume operations;
•	that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;
•	that Wheaton will be able to terminate the Pascua-Lama PMPA in accordance with its terms;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive mineral stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audits involving the Company;
•	that Wheaton will be successful in challenging any reassessment by the CRA;
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton’s ability to enter into new PMPAs will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•

that Wheaton’s estimation of cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the CRA Settlement and the Company’s assessment of the impact of the CRA Settlement for years

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [42]

subsequent to 2010 are accurate, including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2018 and other continuous disclosure documents filed by Wheaton since January 1, 2019, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [43]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2019	2018

Sales	6	$225,049	$199,252

Cost of sales

Cost of sales, excluding depletion		$69,214	$56,414

Depletion	10	68,381	57,265

Total cost of sales		$137,595	$113,679

Gross margin		$87,454	$85,573

General and administrative [1]	7	16,535	9,757

Earnings from operations		$70,919	$75,816

Other (income) expense	8	(266)	1,071

Earnings before finance costs and income taxes		$71,185	$74,745

Finance costs	17.4	13,946	7,107

Earnings before income taxes		$57,239	$67,638

Income tax recovery	23	110	485

Net earnings		$57,349	$68,123

Basic earnings per share		$0.13	$0.15

Diluted earnings per share		$0.13	$0.15

Weighted average number of shares outstanding

Basic	21	444,389	442,728

Diluted	21	445,121	443,181
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$1,357	$1,249

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [44]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2019	2018

Net earnings		$57,349	$68,123

Other comprehensive income

Items that will not be reclassified to net earnings

Gain (loss) on long-term investments - common shares held	15	$20,647	$(3,128)

Income tax recovery (expense) related to LTIs¹	23	(45)	(458)

Total other comprehensive income (loss)		$20,602	$(3,586)

Total comprehensive income		$77,951	$64,537

1)	LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [45]

Condensed Interim Consolidated Balance Sheets

		As at March 31	As at December 31

(US dollars in thousands - unaudited)	Note	2019	2018

Assets

Current assets

Cash and cash equivalents		$125,781	$75,767

Accounts receivable	9	1,998	2,396

Other		1,478	1,541

Total current assets		$129,257	$79,704

Non-current assets

Mineral stream interests	10	$6,088,454	$6,156,839

Early deposit mineral stream interests	11	30,241	30,241

Mineral royalty interest	12	9,107	9,107

Long-term equity investments	15	185,400	164,753

Investment in associates	13	2,500	2,562

Convertible note receivable	14	13,770	12,899

Property, plant and equipment	16	7,925	3,626

Other	24	12,046	10,315

Total non-current assets		$6,349,443	$6,390,342

Total assets		$6,478,700	$6,470,046

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$14,120	$19,883

Dividends payable	18.2	40,074	-

Current taxes payable	23	-	3,361

Current portion of performance share units	20.1	7,519	5,578

Current portion of lease liabilities	17.3	627	-

Other		18	19

Total current liabilities		$62,358	$28,841

Non-current liabilities

Bank debt	17.1	$1,183,500	$1,264,000

Lease liabilities	17.3	3,945	-

Deferred income taxes	23	119	111

Performance share units	20.1	2,830	5,178

Total non-current liabilities		$1,190,394	$1,269,289

Total liabilities		$1,252,752	$1,298,130

Shareholders’ equity

Issued capital	18	$3,537,833	$3,516,437

Reserves	19	23,254	7,893

Retained earnings		1,664,861	1,647,586

Total shareholders’ equity		$5,225,948	$5,171,916

Total liabilities and shareholders’ equity		$6,478,700	$6,470,046

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [46]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2019	2018

Operating activities

Net earnings		$57,349	$68,123

Adjustments for

Depreciation and depletion		68,874	57,505

Interest expense	17.4	13,152	5,591

Equity settled stock based compensation		1,357	1,249

Performance share units	20.1	(592)	184

Income tax expense (recovery)	23	(110)	(485)

Loss on fair value adjustment of share purchase warrants held	15	-	99

Share in losses of associate	13	62	201

Fair value (gain) loss on convertible note receivable	14	(871)	1,388

Investment income recognized in net earnings		(242)	(203)

Other		428	226

Change in non-cash working capital	22	(7,170)	(3,075)

Cash generated from operations before income taxes and interest		$132,237	$130,803

Income taxes paid		(3,562)	(50)

Interest paid		(10,707)	(5,596)

Interest received		226	183

Cash generated from operating activities		$118,194	$125,340

Financing activities

Bank debt repaid	17.1	$(80,500)	$(107,000)

Credit facility extension fees	17.1	(1,100)	(1,200)

Share purchase options exercised	19.2	14,891	149

Lease payments	17.3	(170)	-

Cash (used for) generated from financing activities		$(66,879)	$(108,051)

Investing activities

Mineral stream interests	10	$(174)	$-

Early deposit mineral stream interests	11	-	(203)

Dividend income received		16	20

Other		(1,154)	(41)

Cash used for investing activities		$(1,312)	$(224)

Effect of exchange rate changes on cash and cash equivalents		$11	$(18)

Increase in cash and cash equivalents		$50,014	$17,047

Cash and cash equivalents, beginning of period		75,767	98,521

Cash and cash equivalents, end of period		$125,781	$115,568

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [47]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000’s)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2018	442,724	$3,472,029	$83,077	$28,799	$5,178	$(40,047)	$77,007	$1,350,628	$4,899,664

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$68,123	$68,123

OCI [1]		-	-	-	-	(3,586)	(3,586)	-	(3,586)

Total comprehensive income		$-	$-	$-	$-	$(3,586)	$(3,586)	$68,123	$64,537

Income tax recovery (expense)		$(59)	$-	$-	$-	$-	$-	$-	$(59)

SBC [1] expense		-	-	651	598	-	1,249	-	1,249

RSUs [1] released	70	1,473	-	-	(1,473)	-	(1,473)	-	-

Dividends (Note 18.2)		-	-	-	-	-	-	(39,852)	(39,852)

At March 31, 2018	442,794	$3,473,443	$83,077	$29,450	$4,303	$(43,633)	$73,197	$1,378,899	$4,925,539

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$358,992	$358,992

OCI [1]		-	-	-	-	(39,061)	(39,061)	-	(39,061)

Total comprehensive income		$-	$-	$-	$-	$(39,061)	$(39,061)	$358,992	$319,931

Income tax recovery (expense)		14,448	$-	$-	$-	$-	$-	$-	$14,448

SBC [1] expense		-	-	1,750	2,433	-	4,183	-	4,183

Options [1] exercised	47	1,076	-	(198)	-	-	(198)	-	878

RSUs [1] released	34	766	-	-	(766)	-	(766)	-	-

Dividends	1,461	26,704	-	-	-	-	-	(119,767)	(93,063)

Realized gain on disposal of LTIs ¹		-	-	-	-	(29,462)	(29,462)	29,462	-

At December 31, 2018	444,336	$3,516,437	$83,077	$31,002	$5,970	$(112,156)	$7,893	$1,647,586	$5,171,916

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$57,349	$57,349

OCI [1]		-	-	-	-	20,602	20,602	-	20,602

Total comprehensive income		$-	$-	$-	$-	$20,602	$20,602	$57,349	$77,951

Income tax recovery (expense)		$(93)	$-	$-	$-	$-	$-	$-	$(93)

SBC [1] expense		-	-	568	789	-	1,357	-	1,357

Options [1] exercised	752	18,763	-	(3,872)	-	-	(3,872)	-	14,891

RSUs [1] released	131	2,726	-	-	(2,726)	-	(2,726)	-	-

Dividends (Note 18.2)		-	-	-	-	-	-	(40,074)	(40,074)

At March 31, 2019	445,219	$3,537,833	$83,077	$27,698	$4,033	$(91,554)	$23,254	$1,664,861	$5,225,948

1)

Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [48]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

1.	Description of Business and Nature of Operations

Wheaton Precious Metals Corp. is a mining company which generates its revenue primarily from the sale of precious metals. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol WPM.

The Company has entered into 23 long-term purchase agreements (three of which are early deposit agreements), with 17 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 19 mining assets which are currently operating, 9 which are at various stages of development and 2 which have been placed in care and maintenance, located in 11 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2019 were authorized for issue as of May 8, 2019 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation and Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2018 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at March 31, 2019 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

3.	Significant Accounting Policies

3.1.	New Accounting Standards Effective in 2019

IFRIC 23 – Uncertainty over Income Tax Treatments:

On January 1, 2019, the Company adopted IFRIC 23 – Uncertainty over Income Tax Treatments. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The adoption of this guidance did not have a material impact on the Company’s Consolidated Statement of Earnings.

IFRS 16 – Leases:

General Impact of Application of IFRS 16 - Leases

On January 1, 2019, the Company adopted IFRS 16 – Leases (“IFRS16”), which supersedes IAS 17 – Leases (“IAS 17”). IFRS 16 removes the distinction between operating leases and finance leases and instead has all leases accounted for as a finance lease which requires the recognition of a right-of-use asset and a lease liability on the Consolidated Balance Sheet at the lease commencement for all leases. Additionally, IFRS 16 requires the Company to recognize depreciation expense relative to the right-of use assets and interest expense relative to the lease liability in the Consolidated Statement of Earnings.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

The Company determined that it had two leases which are subject to the provisions of IFRS 16, specifically related to its offices in Vancouver, Canada and the Cayman Islands. As a result, at January 1, 2019, the Company recognized an additional $5 million of right-of-use assets on its balance sheet with an offsetting $5 million of lease liabilities.

The Company has applied the new standard prospectively with no restatement of the prior periods.

A reconciliation of the lease commitment relative to these two leases as reported on the financial statements for the year ended December 31, 2018 and the lease liability which has been reflected on the balance sheet effective January 1, 2019 is as follows:

(in thousands)

Lease commitment as disclosed at December 31, 2018

Not later than 1 year	$789

Later than 1 year and not later than 5 years	2,772

Later than 5 years	224

Total lease commitment as disclosed at December 31, 2018	$3,785

Extension option reasonably certain to be exercised [1]	1,530

Less: Discounting using the incremental borrowing rate [2]	(636)

Lease liability as at January 1, 2019	$4,679

Lease liability is comprised of:

Current portion	$679

Long-term portion	4,000

Lease liability as at January 1, 2019	$4,679

1) The Company’s office lease in the Cayman Islands contains two optional extension periods. Upon applying IFRS 16, the Company concluded it was reasonably certain to exercise the first extension period. The second extension period, which covers a term of 5 years, was not included in the calculation of the lease liability.

2) The future cash outflows were discounted using the Company’s estimated incremental borrowing rate ranging from 3.9764% to 4.3340%.

Accounting Policy – The Company as a Lessee

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to use an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company re-measures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is re-measured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses, if any.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

4.1.	Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $6.1 billion at March 31, 2019. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgement as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

4.2.	Depletion

The Company’s mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets

The Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been extremely volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

4.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 19.2, 19.3, and 20.1, respectively.

4.5.	Valuation of Convertible Note Receivable

As more fully described in Note 14, the Company measures its convertible note receivable with Kutcho Copper Corp. (“Kutcho”) at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as rate of interest prevailing at the balance sheet date for instruments of similar term and risk, expected dividend yield, expected volatility and expected remaining life of the convertible note receivable.

4.6.	Valuation of Minto Derivative Liability

As more fully described in Note 5.3, the Company’s Minto PMPA has a pricing mechanism whereby there is an increase to the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as long-term price of copper, recoverable ounces of gold and operating performance.

4.7.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 25. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Critical Accounting Judgments

4.8.	Functional Currency

The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The entities’ revenues are denominated in US dollars;

•	The entities’ cash cost of sales are denominated in US dollars;

•	The majority of the entities’ cash is held in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

4.9.	Significant Influence over Kutcho

Note 13 describes Kutcho as an associate though the Company only owns an 11% ownership interest in Kutcho. The Company has determined it has significant influence over Kutcho by virtue of the convertible instruments of Kutcho that the Company owns.

4.10.	Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Note 25 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The estimates and assumptions are consistent with those used in testing asset impairment of PMPAs. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

4.11.	Leases

As more fully described in Note 3.1, on January 1, 2019, the Company adopted IFRS 16 – Leases. Under IFRS 16, the Company assesses whether a contract contains a lease and, if so, recognizes a lease liability by discounting the future lease payments by using the Company’s estimated incremental borrowing rate. If the lease agreement contains an option to extend the lease, the Company must assess the likelihood of whether that option will be exercised. The determination of whether an option to extend a lease will be exercised requires significant management judgement, and providing the Company concludes that it is reasonably certain that the option to extend will be exercised, the lease payments during the extension period will comprise part of the right-of-use asset and corresponding lease liability.

5.	Fair Value Measurements

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		March 31, 2019

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$125,781	$125,781	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	1,010	-	1,010	-

Long-term investments - common shares held	15	185,400	185,400	-	-

Long-term investments - warrants held	15	-	-	-	-

Convertible note receivable	14	13,770	-	-	13,770

		$325,961	$311,181	$1,010	$13,770

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

		December 31, 2018

(in thousands)		Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$75,767	$75,767	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	1,332	-	1,332	-

Long-term investments - common shares held	15	164,753	164,753	-	-

Long-term investments - warrants held	15	-	-	-	-

Convertible note receivable	14	12,899	-	-	12,899

		$254,751	$240,520	$1,332	$12,899

Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 17.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.1.	Valuation Techniques for Level 1 Assets

Cash and Cash Equivalents

The Company’s cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

Long-Term Investments in Common Shares Held

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.2.	Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

Long-Term Investments in Warrants Held

The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

5.3.	Valuation Techniques for Level 3 Assets

Convertible Note Receivable

The fair value of the Kutcho Convertible Note receivable (Note 14), which is not traded in an active market, is determined by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note receivable.

As the expected volatility and market interest rate are not observable inputs, the Kutcho Convertible Note receivable is classified within Level 3 of the fair value hierarchy and any changes in fair value are reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense (Note 8).

Management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 15% and has used an implied volatility of 30% in valuing the convertibility feature. Holding all other

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

variables constant, a fluctuation in interest rates of 1% would have impacted the valuation by approximately $0.6 million while a fluctuation in the implied volatility used of 5% would have impacted the valuation by approximately $0.2 million.

Minto Derivative Liability

The production payment per ounce of gold delivered to Wheaton under the Minto PMPA is to be increased over the fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. At March 31, 2019 and December 31, 2018, the Company estimated the fair value of this derivative liability to be $NIL. The Minto mine was placed into care and maintenance in October 2018.

6.	Revenue

	Three Months Ended March 31

(in thousands)	2019		2018

Sales

Gold

Gold credit sales	$146,117	65%	$90,857	46%

Concentrate sales	4,282	2%	2,229	1%

	$150,399	67%	$93,086	47%

Silver

Silver credit sales	$51,652	23%	$94,489	47%

Concentrate sales	15,510	7%	11,677	6%

	$67,162	30%	$106,166	53%

Palladium

Palladium credit sales	$7,488	3%	$-	0%

Total sales revenue	$225,049	100%	$199,252	100%

Gold, Silver and Palladium Credit Sales

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through a network of third party brokers or dealers. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at March 31, 2019 or December 31, 2018. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.

Concentrate Sales

Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

7.	General and Administrative

		Three Months Ended March 31

(in thousands)	Note	2019	2018

Salaries and benefits

Salaries and benefits, excluding PSUs		$4,199	$3,592

PSUs [1]	20.1	7,124	184

Total salaries and benefits		$11,323	$3,776

Depreciation		492	240

Donations		476	699

Professional fees		363	1,361

Other		2,524	2,432

General and administrative before equity settled stock based compensation		$15,178	$8,508

Equity settled stock based compensation [2]

Stock options	19.2	$568	$651

RSUs	19.3	789	598

Total equity settled stock based compensation		$1,357	$1,249

Total general and administrative		$16,535	$9,757

1)

The PSU accrual related to the anticipated fair value of the PSUs issued uses a weighted average performance factor of 174% during the three months ended March 31, 2019 as compared to 35% during the comparable period of 2018.

2)	Equity settled stock based compensation is a non-cash expense.

8.	Other (Income) Expense

		Three Months Ended March 31

(in thousands)	Note	2019	2018

Interest income		$(226)	$(183)

Dividends received from equity investments designated as FVTOCI [1] relating to investments held at the end of the reporting period	15	(16)	(20)

Fees for contract amendments and reconciliations		-	(248)

Share of losses of associate	13	62	201

Foreign exchange loss (gain)		674	(170)

Net (gain) loss arising on financial assets mandatorily measured at FVTPL [2]

Loss on fair value adjustment of share purchase warrants held	15	-	99

(Gain) loss on fair value adjustment of Kutcho Convertible Note	14	(871)	1,388

Other		111	4

Total other (income) expense		$(266)	$1,071

1)	FVTOCI refers to Fair Value Through Other Comprehensive Income.
2)	FVTPL refers to Fair Value Through Profit or Loss.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

9.	Accounts Receivable

		March 31	December 31
(in thousands)	Note	2019	2018

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$1,010	$1,332

Other accounts receivables		988	1,064

Total accounts receivable		$1,998	$2,396

10.	Mineral Stream Interests

	Three Months Ended March 31, 2019
	Cost			Accumulated Depletion & Impairment [1]			Carrying Amount Mar 31, 2019
(in thousands)	Balance Jan 1, 2019	Additions	Balance Mar 31, 2019	Balance Jan 1, 2019	Depletion	Balance Mar 31, 2019

Gold interests

Sudbury [2]	$623,864	$-	$623,864	$(257,401)	$(3,327)	$(260,728)	$363,136

Salobo	3,059,876	-	3,059,876	(353,816)	(32,248)	(386,064)	2,673,812

Constancia	136,058	-	136,058	(18,511)	(1,991)	(20,502)	115,556

San Dimas	220,429	-	220,429	(12,234)	(3,563)	(15,797)	204,632

Stillwater	239,357	(4)	239,353	(2,925)	(1,482)	(4,407)	234,946

Other [3]	402,232	-	402,232	(380,873)	(1,668)	(382,541)	19,691

	$4,681,816	$(4)	$4,681,812	$(1,025,760)	$(44,279)	$(1,070,039)	$3,611,773

Silver interests

Peñasquito	$524,626	-	524,626	$(135,904)	$(3,566)	$(139,470)	$385,156

Antamina	900,343	-	900,343	(190,266)	(10,957)	(201,223)	699,120

Constancia	302,948	-	302,948	(56,717)	(5,510)	(62,227)	240,721

Other [4]	1,283,039	5	1,283,044	(780,401)	(1,631)	(782,032)	501,012

	$3,010,956	$5	$3,010,961	$(1,163,288)	$(21,664)	$(1,184,952)	$1,826,009

Palladium interests

Stillwater	$263,726	$(5)	$263,721	$(4,033)	$(2,438)	$(6,471)	$257,250

Cobalt interests

Voisey’s Bay	$393,422	$-	$393,422	$-	$-	$-	$393,422

	$8,349,920	$(4)	$8,349,916	$(2,193,081)	$(68,381)	$(2,261,462)	$6,088,454

1)

Includes cumulative impairment charges to March 31, 2019 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.
4)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

	Year Ended December 31, 2018
	Cost				Accumulated Depletion & Impairment [1]				Carrying Amount Dec 31, 2018
(in thousands)	Balance Jan 1, 2018	Additions	Disposal	Balance Dec 31, 2018	Balance Jan 1, 2018	Depletion	Disposal	Balance Dec 31, 2018

Gold interests

Sudbury [2]	$623,864	$-	-	$623,864	$(243,876)	$(13,525)	-	$(257,401)	$366,463

Salobo	3,059,876	-	-	3,059,876	(251,144)	(102,672)	-	(353,816)	2,706,060

Constancia	136,058	-	-	136,058	(14,007)	(4,504)	-	(18,511)	117,547

San Dimas	-	220,429	-	220,429	-	(12,234)	-	(12,234)	208,195

Stillwater	-	239,357	-	239,357	-	(2,925)	-	(2,925)	236,432

Other [3]	402,232	-	-	402,232	(370,414)	(10,459)	-	(380,873)	21,359

	$4,222,030	$459,786	$-	$4,681,816	$(879,441)	$(146,319)	$-	$(1,025,760)	$3,656,056

Silver interests

San Dimas	$190,331	$-	$(190,331)	$-	$(55,469)	$(3,575)	$59,044	$-	$-

Peñasquito	524,626	-	-	524,626	(121,376)	(14,528)	-	(135,904)	388,722

Antamina	900,343	-	-	900,343	(142,705)	(47,561)	-	(190,266)	710,077

Constancia	302,948	-	-	302,948	(41,145)	(15,572)	-	(56,717)	246,231

Other [4]	1,282,837	202	-	1,283,039	(759,702)	(20,699)	-	(780,401)	502,638

	$3,201,085	$202	$(190,331)	$3,010,956	$(1,120,397)	$(101,935)	$59,044	$(1,163,288)	$1,847,668

Palladium interests Stillwater	$-	$263,726	-	$263,726	$-	$(4,033)	-	$(4,033)	$259,693

Cobalt interests Voisey’s Bay	$-	$393,422	-	$393,422	$-	$-	-	$-	$393,422

	$7,423,115	$1,117,136	$(190,331)	$8,349,920	$(1,999,838)	$(252,287)	$59,044	$(2,193,081)	$6,156,839

1)

Includes cumulative impairment charges to December 31, 2018 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.
4)

Comprised of the currently owned Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests in addition to the Lagunas Norte, Pierina and Veladero silver interests, all of which expired on March 31, 2018.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	March 31, 2019			December 31, 2018

(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests

Sudbury [1]	$309,934	$53,202	$363,136	$308,041	$58,422	$366,463

Salobo	2,147,221	526,591	2,673,812	2,171,292	534,768	2,706,060

Constancia	106,413	9,143	115,556	108,403	9,144	117,547

San Dimas	97,858	106,774	204,632	101,421	106,774	208,195

Stillwater	208,087	26,859	234,946	209,569	26,863	236,432

Other [2]	19,691	-	19,691	21,359	-	21,359

	$2,889,204	$722,569	$3,611,773	$2,920,085	$735,971	$3,656,056

Silver interests

Peñasquito	$297,946	$87,210	$385,156	$284,194	$104,528	$388,722

Antamina	352,459	346,661	699,120	353,679	356,398	710,077

Constancia	224,708	16,013	240,721	230,983	15,248	246,231

Other [3]	97,013	403,999	501,012	87,386	415,252	502,638

	$972,126	$853,883	$1,826,009	$956,242	$891,426	$1,847,668

Palladium interests

Stillwater	$245,736	$11,514	$257,250	$248,299	$11,394	$259,693

Cobalt interests

Voisey’s Bay	$-	$393,422	$393,422	$-	$393,422	$393,422

	$4,107,066	$1,981,388	$6,088,454	$4,124,626	$2,032,213	$6,156,839

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Minto, Rosemont and 777 gold interests.
3)

Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests. The Lagunas Norte, Pierina and Veladero silver interests expired on March 31, 2018.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

11.	Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 25 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement
Toroparu	Sandspring	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine
Cotabambas	Panoro	Peru	7,000	133,000	140,000	25%	³	100%	³	Life of Mine
Kutcho	Kutcho	Canada	7,000	58,000	65,000	100%	[4]	100%	[4]	Life of Mine

			$29,500	$329,000	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 25 for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

12.	Mineral Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

13.	Investment in Associate

Kutcho

The Company owns 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho Copper Corp. (“Kutcho”). Additionally, the Company holds a Cdn$20 million subordinated secured convertible term debt loan agreement bearing interest at 10% per annum with Kutcho (see Note 14) (the “Kutcho Convertible Note”).

As at January 31, 2019, Kutcho had 57,247,628 shares issued and outstanding, resulting in Wheaton owning approximately 11% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis, Wheaton has the potential to own approximately 33% of Kutcho (40% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company records its share of Kutcho’s profit or loss based on Wheaton’s ownership interest in Kutcho on a non-diluted basis. As Kutcho’s fiscal year end is April 30, Wheaton has reported its share of Kutcho’s loss relative to Kutcho’s third quarter ended January 31, 2019.

Kutcho’s principal address of the Company is 1030 West Georgia Street, Suite 717, Vancouver, British Columbia,

Canada, V6E 2Y3.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

A summary of the carrying value of the Kutcho Investment in Associate and the losses recognized as a component of the Company’s net earnings during the three months ended March 31, 2019 and 2018 is presented below:

(in thousands)	Carrying Amount at Mar 31, 2019	Share of Associate Losses in Net Earnings for the Three Months Ended Mar 31, 2019	Carrying Amount at Dec 31, 2018
Investment in Associate - Kutcho	$2,500	$(62)	$2,562

(in thousands)		Carrying Amount at Mar 31, 2018	Share of Associate Losses in Net Earnings for the Three Months Ended Mar 31, 2018
Investment in Associate - Kutcho		$2,793	$(201)

14.	Convertible Note Receivable

Kutcho

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho has the option to defer the first three interest payments until December 31, 2019, at which point one half of the deferred interest is payable in cash and the other half of the deferred interest can, at Kutcho’s option, either (i) be paid in cash; or (ii) be deferred for an additional period not to exceed 4 years. In the event Kutcho elects to make the second deferral, Wheaton can, at its option, convert the remaining deferred interest into common shares of Kutcho.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note into common shares of Kutcho at Cdn$0.8125 per share. Once the Kutcho Convertible Note has been outstanding for 24 months, Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

A continuity schedule of the Kutcho Convertible Note from January 1, 2018 to March 31, 2019 is presented below:

(in thousands)	Convertible Note Receivable

At January 1, 2018	$15,777

Fair value gain (loss) reflected in net earnings	(1,388)

At March 31, 2018	$14,389

Fair value gain (loss) reflected in net earnings	(1,490)

At December 31, 2018	$12,899

Fair value gain (loss) reflected in net earnings	871

At March 31, 2019	$13,770

15.	Long-Term Equity Investments

	March 31	December 31
(in thousands)	2019	2018

Common shares held	$185,400	$164,753

Warrants held	-	-

Total long-term equity investments	$185,400	$164,753

Common Shares Held

(in thousands)	Shares Owned	Percentage of Outstanding Shares Owned	Fair Value at Mar 31, 2019	Unrealized Gains (Losses) in OCI for the Three Months Ended Mar 31, 2019	Fair Value at Dec 31, 2018

Bear Creek	13,264,305	13%	$14,294	$4,182	$10,112

Sabina	11,700,000	4%	10,988	439	10,549

First Majestic	20,914,590	11%	137,618	14,431	123,187

Other			22,500	1,595	20,905

Total common shares held			$185,400	$20,647	$164,753

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

(in thousands)		Fair Value at Mar 31, 2018	Unrealized Gains (Losses) in OCI for the Three Months Ended Mar 31, 2018

Bear Creek		$23,661	$2,303

Sabina		14,337	(6,834)

Arizona Mining		31,410	3,829

Other		23,072	(2,426)

Total common shares held		$92,480	$(3,128)

Warrants Held

(in thousands)	Fair Value at Mar 31, 2019	Unrealized Losses in Net Earnings for the Three Months Ended Mar 31, 2019	Fair Value at Dec 31, 2018

Warrants held - Kutcho	$-	$-	$-

(in thousands)		Fair Value at Mar 31, 2018	Unrealized Losses in Net Earnings for the Three Months Ended Mar 31, 2018

Warrants held - Kutcho		$25	$(99)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

16.	Property, Plant and Equipment

	March 31, 2019
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total

Cost

Balance - January 1, 2019	$4,378	$-	$3,318	$7,696

Additions upon adoption of IFRS 16	-	4,679	-	4,679

Additions	4	-	48	52

Disposals	(7)	-	(29)	(36)

Balance - March 31, 2019	$4,375	$4,679	$3,337	$12,391

Accumulated Depreciation

Balance - January 1, 2019	$(2,024)	$-	$(2,046)	$(4,070)

Disposals	7	-	29	36

Depreciation	(127)	(193)	(112)	(432)

Balance - March 31, 2019	$(2,144)	$(193)	$(2,129)	$(4,466)

Net book value - March 31, 2019	$2,231	$4,486	$1,208	$7,925

17.	Credit Facilities

17.1.	Bank Debt

(in thousands)	March 31 2019	December 31 2018

Current portion	$-	$-

Long-term portion	1,183,500	1,264,000

Gross bank debt outstanding [1]	$1,183,500	$1,264,000

1)	There is $6 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other (see Note 24).

On February 27, 2019, the term of the Company’s $2 billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on February 27, 2024. The Company incurred fees of $1 million in relation to this extension.

The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at March 31, 2019.

At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%. Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

17.2.	Letters of Guarantee

On March 15, 2016, the Company entered into a letter of guarantee in favour of Her Majesty the Queen in Right of Canada, as represented by the Minister of National Revenue in the amount of Cdn$192 million. On March 15, 2017 and 2018, additional letters of guarantee in the amount of Cdn$11 million and Cdn$10 million, respectively, were delivered to the Canada Revenue Agency (“CRA”) as security for additional estimated interest for the respective following year.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

The letters of guarantee, which carried an annual fee of 100 basis points, were cancelled effective December 18, 2018.

17.3.	Lease Liabilities

The lease liability relative to the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

(in thousands)	March 31 2019	December 31 2018

Current portion	$627	$-

Long-term portion	3,945	-

Total lease liability	$4,572	$-

The maturity analysis of these leases is as follows:

March 31
(in thousands)	2019

Not later than 1 year	$627

Later than 1 year and not later than 5 years	2,978

Later than 5 years	967

Total lease liability	$4,572

17.4.	Finance Costs

A summary of the Company’s finance costs relative to the above facilities during the period is as follows:

		Three Months Ended March 31

(in thousands)	Note	2019	2018

Interest Expense During Period

Average principle outstanding during period		$1,225,189	$717,889

Average effective interest rate during period	17.1	4.28%	3.12%

Total interest expense incurred during period		$13,121	$5,591

Costs related to undrawn credit facilities	17.1	840	1,198

Interest expense - lease liabilities	17.3	31	-

Letter of guarantee	17.2	(46)	318

Total finance costs		$13,946	$7,107

18. Issued Capital
(in thousands)	Note	March 31 2019	December 31 2018

Issued capital

Share capital issued and outstanding: 445,219,261 common shares (December 31, 2018: 444,336,361 common shares)	18.1	$ 3,537,833	$3,516,437

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

18.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at March 31, 2019, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2018 to March 31, 2019 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2018	442,724,309

Restricted share units released [1]	70,175	$0.00

At March 31, 2018	442,794,484

Share purchase options exercised [1]	46,800	Cdn$24.28

Restricted share units released [1]	34,003	Cdn$0.00

Dividend reinvestment plan [2]	1,461,074	US$18.28

At December 31, 2018	444,336,361

Share purchase options exercised [1]	752,170	Cdn$26.55

Restricted share units released [1]	130,730	$0.00

At March 31, 2019	445,219,261

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.

18.2.	Dividends Declared

	Three Months Ended March 31

	2019	2018

Dividends declared per share	$0.09	$0.09

Average number of shares eligible for dividend (000’s)	445,265	442,794

Total dividends declared	$40,074	$39,852

1)	US dollars in thousands, except per share amounts.
2)

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

3)	As at March 31, 2019, cumulative dividends of $958 million have been declared by the Company.

19.	Reserves

(in thousands)	Note	March 31 2019	December 31 2018

Reserves

Share purchase warrants	19.1	$83,077	$83,077

Share purchase options	19.2	27,698	31,002

Restricted share units	19.3	4,033	5,970

Long-term investment revaluation reserve, net of tax	19.4	(91,554)	(112,156)

Total reserves		$23,254	$7,893

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

19.1.	Share Purchase Warrants

The Company’s share purchase warrants (“warrants”) are presented below:

	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve

Warrants outstanding	10,000,000	$43.75	1.00	$83,077

The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model. Each warrant entitles the holder the right to purchase one of the Company’s common shares.

19.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended March 31

	2019	2018

Black-Scholes weighted average assumptions

Grant date share price and exercise price	Cdn$32.92	Cdn$26.24

Expected dividend yield	1.49%	1.73%

Expected volatility	31%	35%

Risk-free interest rate	1.61%	1.91%

Expected option life, in years	2.5	2.5

Weighted average fair value per option granted	Cdn$6.11	Cdn$5.49

Number of options issued during the period	575,300	545,330

Total fair value of options issued (000’s)	$2,619	$2,328

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

At March 31, 2019, there were 3,705,130 share purchase options outstanding with a weighted average exercise price of Cdn$26.58 per option. For the comparable period in 2018, there were 3,948,590 share purchase options outstanding with a weighted average exercise price of Cdn$25.50 per option.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2018 to March 31, 2019 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2018	4,232,260	Cdn$26.71
Granted (fair value - $2 million or Cdn$5.49 per option)	545,330	26.24
Expired	(829,000)	32.75
At March 31, 2018	3,948,590	Cdn$25.50
Granted (fair value - Cdn$5.83 per option)	3,880	27.96
Exercised	(46,800)	24.28
Forfeited	(7,320)	29.24
Expired	(15,000)	30.19
At December 31, 2018	3,883,350	Cdn$25.71
Granted (fair value - $3 million or Cdn$6.11 per option)	575,300	32.92
Exercised	(752,170)	26.55
Forfeited	(1,350)	26.85
At March 31, 2019	3,705,130	Cdn$26.58

As it relates to share purchase options, during the three months ended March 31, 2019, the weighted average share price at the time of exercise was Cdn$33.44. There were no share purchase options exercised during the three months ended March 31, 2018.

19.3.	Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2018 to March 31, 2019 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2018	313,846	$20.71
Granted (fair value - $3 million)	160,270	20.41
Released	(70,175)	20.98
At March 31, 2018	403,941	$20.54
Granted	790	21.89
Released	(34,003)	22.53
Forfeited	(595)	20.48
At December 31, 2018	370,133	$20.36
Granted (fair value - $3 million)	131,180	24.53
Released	(130,730)	20.85
Forfeited	(280)	20.51
At March 31, 2019	370,303	$21.67

During the three months ended March 31, 2019, the Company issued 131,180 RSUs with a fair value of $3 million or Cdn$32.92 per RSU. For the same period in 2018, the Company issued 160,270 RSUs with a fair value of $3 million or Cdn$26.24 per RSU.

As of March 31, 2019, there were 370,303 RSUs outstanding. For the comparable period in 2018, there were 403,941 RSUs outstanding.

19.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 15) are held for long-term strategic purposes and not for trading purposes. Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2018 to March 31, 2019 is presented below:

(in thousands)	Change in Fair Value	Deferred Tax Recovery (Expense)	Total
At January 1, 2018	$(38,110)	$(1,937)	$(40,047)
Unrealized gain (loss) on LTIs [1]	(3,128)	(458)	(3,586)
At March 31, 2018	$(41,238)	$(2,395)	$(43,633)
Unrealized gain (loss) on LTIs [1]	(36,857)	(2,204)	(39,061)
Reallocate reserve to retained earnings upon disposal of LTIs [1]	(34,061)	4,599	(29,462)
At December 31, 2018	$(112,156)	$-	$(112,156)
Unrealized gain (loss) on LTIs [1]	20,647	(45)	20,602

At March 31, 2019	$(91,509)	$(45)	$(91,554)

1)	LTIs refers to long-term investments in common shares held.

20.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 19.2), restricted share units (Note 19.3) and performance share units (Note 20.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

20.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ended March 31, 2019, the Company issued 188,560 PSUs as compared to 218,670 PSUs during the comparable period of the previous year.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2018 to March 31, 2019 is presented below:

	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2018	656,599	$1,430
Granted	218,670	-
Accrual related to the fair value of the PSUs outstanding	-	184
Foreign exchange adjustment	-	(32)
Paid [1]	(218,615)	-
At March 31, 2018	656,654	$1,582
Granted	1,590	-
Accrual related to the fair value of the PSUs outstanding	-	9,333
Foreign exchange adjustment	-	(153)
Forfeited	(2,517)	(6)
At December 31, 2018	655,727	$10,756
Granted	188,560	-
Accrual related to the fair value of the PSUs outstanding	-	7,124
Foreign exchange adjustment	-	185
Paid	(189,214)	(7,701)
Forfeited	(616)	(15)

At March 31, 2019	654,457	$10,349

A summary of the PSUs outstanding at March 31, 2019 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at March 31, 2019	PSU Liability at March 31, 2019
2016	2019	39,836	$22.65	180%	100.0%	$ 1,624
2017	2020	206,611	$23.82	188%	66.5%	6,157
2018	2021	219,450	$23.82	145%	33.6%	2,552
2019	2022	188,560	$23.82	101%	0.4%	16
		654,457				$ 10,349

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [71]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

21.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended March 31
(in thousands)	2019	2018
Basic weighted average number of shares outstanding	444,389	442,728
Effect of dilutive securities
Share purchase options	370	134
Restricted share units	362	319

Diluted weighted average number of shares outstanding	445,121	443,181

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$28.23, compared to Cdn$25.99 for the comparable period in 2018.

	Three Months Ended March 31
(in thousands)	2019	2018
Share purchase options	613	2,013
Share purchase warrants	10,000	10,000

Total	10,613	12,013

22.	Supplemental Cash Flow Information

Change in Non-Cash Working Capital

	Three Months Ended March 31
(in thousands)	2019	2018

Change in non-cash working capital
Accounts receivable	$308	$851
Accounts payable and accrued liabilities	(7,541)	(4,130)
Other	63	204

Total change in non-cash working capital	$(7,170)	$(3,075)

Cash Outflow Relative to Leases

During the period, the total cash outflows relative to the Company’s leases was $200,000.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [72]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

23.	Income Taxes

A summary of the Company’s income tax expense (recovery) is as follows:

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended March 31
(in thousands)	2019	2018
Current income tax expense related to foreign jurisdictions	$20	$22
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$3,194	$1,046
Reversal of write down of previously recognized temporary differences	(3,324)	(1,553)
Total deferred income tax expense (recovery) from operations	$(130)	$(507)
Income tax expense (recovery) recognized in net earnings	$(110)	$(485)

Income tax recognized as a component of OCI is comprised of the following:

	Three Months Ended March 31
(in thousands)	2019	2018

Income tax expense (recovery) related to LTIs - common shares held	$ 45	$ 458

Income tax expense (recovery) recognized in OCI	$ 45	$ 458

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended March 31
(in thousands)	2019	2018

Income tax expense (recovery) related to share issue costs

Write down of previously recognized temporary differences	$ 93	$ 59

Income tax expense (recovery) recognized in equity	$ 93	$ 59

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [73]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended March 31
(in thousands)	2019	2018

Earnings before income taxes	$ 57,239	$ 67,638

Canadian federal and provincial income tax rates	27.00%	27.00%

Income tax expense based on above rates	$ 15,455	$ 18,262

Non-deductible stock based compensation and other	571	787

Differences in tax rates in foreign jurisdictions	(18,895)	(20,161)

Current period unrecognized temporary differences	6,083	2,180

Write down (reversal of write down) of previously recognized temporary differences	(3,324)	(1,553)

Income tax expense (recovery)	$ (110)	$ (485)

The majority of the Company’s income generating activities, including the sale of precious metals, is conducted by its 100% owned subsidiary Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.

The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the three months ended March 31, 2019 and the year ended December 31, 2018 is shown below:

	Three Months Ended March 31, 2019
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Deferred tax assets
Non-capital loss carryforward [1]	$3,823	$208	$-	$(46)	$3,985
Capital loss carryforward	-	45	-	-	45
Other [2]	387	(55)	-	-	332
Deferred tax liabilities
Interest capitalized for accounting	(87)	-	-	-	(87)
Debt and share financing fees [3]	(591)	(60)	-	(47)	(698)
Unrealized gains on long-term investments	-	-	(45)	-	(45)
Mineral stream interests [4]	(3,532)	-	-	-	(3,532)
Foreign withholding tax	(111)	(8)	-	-	(119)

Total	$(111)	$130	$(45)	$(93)	$(119)

1)	As at March 31, 2019 the Company had recognized the tax effect on $15 million of non-capital losses against deferred tax liabilities on income account.
2)	Includes: capital assets, charitable donation carryforward, and PSU accrual.
3)

Debt and share financing fees are deducted over a five year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

4)

The Company’s position, as reflected in its filed Canadian income tax returns, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter, as provided for in the PMPAs. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production basis as described in Note 4.2.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [74]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

	Year Ended December 31, 2018

Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	LTI Disposition	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Deferred tax assets
Non-capital loss carryforward	$3,848	$(2,057)	$-	$-	$2,032	$3,823
Capital loss carryforward	1,965	2,633	(4,598)	-	-	-
Other	147	240	-	-	-	387
Deferred tax liabilities
Interest capitalized for accounting	(87)	-	-	-	-	(87)
Debt and share financing fees	(375)	(107)	-	-	(109)	(591)
Kutcho Convertible Note	(29)	29	-	-	-	-
Unrealized gains on long-term investments	(1,937)	1	4,598	(2,662)	-	-
Mineral stream interests	(3,532)	-	-	-	-	(3,532)
Foreign withholding tax	(76)	(35)	-	-	-	(111)

Total	$(76)	$704	$-	$(2,662)	$1,923	$(111)

Deferred income tax assets in Canada not recognized are shown below:

	March 31	December 31
(in thousands)	2019	2018
Non-capital loss carryforward [1]	$13,266	$7,209
Debt and equity financing fees	3,777	4,474
Mineral stream interests	67,019	67,717
Other	1,936	3,656
Capital loss carryforward [2]	7,678	7,723
Kutcho Convertible Note	603	648
Unrealized losses on long-term investments	13,165	15,907

Total	$107,444	$107,334

1)	As at March 31, 2019, the Company had not recognized the tax effect on $49 million of non-capital losses as a deferred tax asset.
2)	As at March 31, 2019, the Company had not recognized the tax effect on $28 million of net capital losses as a deferred tax asset.

24.	Other Long-Term Assets

 The composition of other long-term assets are shown below:

		March 31	December 31
(in thousands)	Note	2019	2018
Intangible assets		$4,266	$3,291
Debt issue costs - Revolving Facility	17.1	6,247	5,507
Other		1,533	1,517

Total other long-term assets		$12,046	$10,315

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [75]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

25.	Commitments and Contingencies

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

	Attributable Payable Production to be Purchased								Per Unit of Measurement Cash Payment 1, [2]								Term of Agreement	Date of Original Contract
Mineral Stream Interests	Gold		Silver		Palladium		Cobalt		Gold		Silver		Palladium		Cobalt
Peñasquito	0%		25%		0%		0%		n/a		$4.21		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50%	[3]	100%		0%		0%		$400	[4]	$5.90	[4]	n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%		0%		0%		0%		$404		n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%		0%		0%		0%		$400		n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%		33.75%		0%		0%		n/a		variable	[5]	n/a		n/a		Life of Mine	3-Nov-15
San Dimas	variable	[6]	0%	[6]	0%		0%		$600		n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%		0%		4.5%	[7]	0%		variable	[8]	n/a		variable	[8]	n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%		0%		0%		42.4%	[9]	n/a		n/a		n/a		variable	[10]	Life of Mine	11-Jun-18
Other
Los Filos	0%		100%		0%		0%		n/a		$4.39		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%		100%		0%		0%		n/a		$4.39		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%		100%	[11]	0%		0%		n/a		$8.89	[12]	n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%		100%		0%		0%		n/a		$6.83	[13]	n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%		100%		0%		0%		n/a		$4.26		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%		100%	[14]	0%		0%		n/a		variable	[15]	n/a		n/a		50 years	5-Jun-07
Minto	100%	[16]	100%	[16]	0%		0%		$325	[17]	$4.22		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%		25%		0%		0%		n/a		variable	[18]	n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%		25%		0%		0%		n/a		$3.90		n/a		n/a		Life of Mine	8-Sep-09
Rosemont	100%		100%		0%		0%		$450		$3.90		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%		12.5%		0%		0%		n/a		$4.00		n/a		n/a		Life of Mine	n/a	[19]
777	50%		100%		0%		0%		$416	[4]	$6.14	[4]	n/a		n/a		Life of Mine	8-Aug-12
Early Deposit
Toroparu	10%		50%		0%		0%		$400		$3.90		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25%	[20]	100%	[20]	0%		0%		$450		$5.90		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100%	[21]	100%	[21]	0%		0%		variable	[22]	variable	[22]	n/a		n/a		Life of Mine	12-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)

All amounts are measured on a per ounce basis with the exception of cobalt which is measured on a per pound basis. Should the prevailing market price for the applicable metal be lower than this amount, the per ounce or per pound cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.35 per ounce, subject to an annual inflationary factor.

3)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
4)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
5)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina PMPA.
6)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

7)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

8)

The Company is committed to pay Sibanye 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the Stillwater mines PMPA until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

9)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.
10)

The Company is committed to pay Vale 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

11)	Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
12)

Should the market price of silver exceed $20 per ounce, in addition to the $8.89 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.89 per ounce of silver delivered.

13)

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni PMPA. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated. The figures in the above table reflect the fact that Eldorado completed 10,000 meters of Expansion Drilling in July 2018.

14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)	In respect of the Aljustrel PMPA, the Company is committed to pay Almina 50% of the amount received under the respective concentrate sales contracts.
16)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. The Minto mine was placed into care and maintenance in October 2018.
17)	The production payment per ounce of gold delivered to Wheaton is to be increased over the current fixed price in periods where the market price of copper is lower than $2.50 per pound.
18)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
19)	Terms of the agreement not yet finalized.
20)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

21)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.
22)	The Company is committed to pay Kutcho 20% of the spot price of gold and silver for each ounce of gold and silver delivered under the Kutcho Early Deposit Agreement.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [76]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2019	2020 - 2022	2023 - 2024	After 2024	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$1,183,500	$-	$1,183,500	$-	$1,183,500

Interest [2]	36,877	121,110	48,900	-	206,887	-	206,887

Mineral stream interest payments [3]

Rosemont [4]	-	-	-	-	-	231,150	231,150

Loma de La Plata	-	-	-	-	-	32,400	32,400

Toroparu	-	-	-	-	-	138,000	138,000

Cotabambas	1,500	4,500	1,000	-	7,000	126,000	133,000

Kutcho	-	-	-	-	-	58,000	58,000

Operating leases	600	1,729	1,098	229	3,656	-	3,656

Total contractual obligations	$38,377	$125,610	$1,233,400	$-	$1,397,387	$585,550	$1,982,937

1)	At March 31, 2019, the Company had $1.2 billion drawn and outstanding on the Revolving Facility.
2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at March 31, 2019 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.

Rosemont

Effective February 8, 2019, the Company amended the Rosemont PMPA. In connection with the amended Rosemont PMPA, the Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million. Under the amendment, the Company is now permitted to elect to pay the deposit in cash or the delivery of common shares and Hudbay has provided a corporate guarantee. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. On March 8, 2019, Hudbay announced that the U.S. Army Corps of Engineers has issued a Section 404 Water Permit for the Rosemont Project and on March 21, 2019, Hudbay received the Rosemont project’s Mine Plan of Operations from the U.S. Forest Service, which Hudbay indicated was the final administrative step in the permitting process.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“Pan American”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2019 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Sandspring may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million which is non-refundable. Sandspring has announced the advancement of a Preliminary Economic Assessment defining the re-scoping of the Toroparu project, including a revised operating plan.

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $7 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $7 million to Panoro, spread over up to five years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [77]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

(collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). In October 2018, Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. Based on Vale’s estimated size and timing of the Salobo Expansion, the Company estimates that an expansion payment of between $550 million to $650 million would be payable. Given Vale’s proposed schedule, this payment would likely become payable in 2023 though the actual amount and timing of the expansion payment may significantly differ from this estimate.

Canada Revenue Agency – 2013 Taxation Year Domestic Reassessment and Audit

On July 24, 2018, the Company received a Notice of Reassessment for the 2013 taxation year (“the 2013 Domestic Reassessment”) in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs in respect of Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine. The Company’s position, as reflected in its Canadian income tax returns, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, as provided for in the PMPAs.

Management believes the Company’s position is correct and that it has filed its tax returns and paid applicable taxes in compliance with Canadian tax law. On October 18, 2018, Wheaton filed a notice of objection under the Act challenging the 2013 Domestic Reassessment.

The 2013 Domestic Reassessment resulted in no additional tax for the 2013 taxation year after applying non-capital losses carried back from subsequent taxation years. However, interest and penalties of approximately $1 million remained owing (calculated to the date of the 2013 Domestic Reassessment), 50% of which was paid in order to object to the 2013 Domestic Reassessment. Consequential to the 2013 Domestic Reassessment, losses available to offset taxable income in the 2011 and 2012 taxation years was reduced resulting in reassessments for tax, interest and penalties totaling approximately $2 million, 50% of which was paid in order to object to the reassessments.

If CRA were to apply the 2013 Domestic Reassessment methodology to the Company’s Canadian PMPAs for the 2014 to 2018 taxation years, the Company estimates the impact to be approximately $2 million of tax, interest (calculated to December 31, 2018) and penalties. The CRA is conducting a domestic audit for the 2014 and 2015 taxation years. The 2016 to 2018 taxation years remain open to a domestic audit.

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”).

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [78]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, and then filed a second amended complaint in April 2018 (the “Amended Complaint”). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company’s securities in the United States during an alleged class period of March 30, 2011 to July 6, 2015.

At a hearing on June 6, 2016, the Court denied the Defendants’ motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. Certification of the class was granted by the Court on May 11, 2017.

On March 27, 2018, the court granted Plaintiff’s motion for leave to file a Second Amended Complaint, which adds a claim under Section 10(b) against our auditors. Defendants filed motions to dismiss the Second Amended Complaint, however on March 29, 2019 the court issued a ruling denying the motion to dismiss as against both defendants and our auditors. No trial date is currently set for this matter.

The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton’s March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [79]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

26.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended March 31, 2019
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Sudbury [1]	$5,267	$1,625	$3,327	$315	$3,642	$363,136

Salobo	110,070	34,000	32,248	43,822	76,070	2,673,812

Constancia	7,227	2,205	1,991	3,031	5,135	115,556

San Dimas	15,130	6,906	3,563	4,661	8,224	204,632

Stillwater	3,721	669	1,482	1,570	3,052	234,946

Other [2]	8,984	2,577	1,668	4,739	6,733	19,691

Total gold interests	$150,399	$47,982	$44,279	$58,138	$102,856	$3,611,773

Silver

Peñasquito	$18,301	$4,900	$3,566	$9,835	$13,401	$385,156

Antamina	19,614	3,887	10,957	4,770	15,580	699,120

Constancia	11,372	4,334	5,510	1,528	7,684	240,721

Other [3]	17,875	6,794	1,631	9,450	10,805	501,012

Total silver interests	$67,162	$19,915	$21,664	$25,583	$47,470	$1,826,009

Palladium

Stillwater	$7,488	$1,317	$2,438	$3,733	$6,171	$257,250

Cobalt

Voisey’s Bay	$-	$-	$-	$-	$-	$393,422

Total mineral stream interests	$225,049	$69,214	$68,381	$87,454	$156,497	$6,088,454

Other

General and administrative				$(16,535)	$(24,700)

Finance costs				(13,946)	(11,246)

Other				266	1,205

Income tax recovery				110	(3,562)

Total other				$(30,105)	$(38,303)	$390,246

Consolidated				$57,349	$118,194	$6,478,700

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777 gold interest and the non-operating Minto and Rosemont gold interests.

3)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, and 777 silver interests and the non-operating Keno Hill, Minto, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [80]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

Three Months Ended March 31, 2018
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Sudbury [1]	$6,901	$2,075	$4,124	$702	$4,949	$375,864

Salobo	72,835	21,858	21,102	29,875	50,977	2,787,630

Constancia	4,311	1,299	1,214	1,798	3,012	120,837

Other [2]	9,039	2,682	2,793	3,564	5,150	29,025

Total gold interests	$93,086	$27,914	$29,233	$35,939	$64,088	$3,313,356

Silver

San Dimas [3]	$22,921	$5,926	$2,009	$14,986	$16,994	$132,853

Peñasquito	20,620	5,116	3,626	11,878	15,504	399,624

Antamina	23,771	4,821	12,290	6,660	18,951	745,348

Constancia	9,579	3,389	4,103	2,087	6,190	257,700

Other [4]	29,275	9,248	6,004	14,023	20,023	517,131

Total silver interests	$106,166	$28,500	$28,032	$49,634	$77,662	$2,052,656

Total mineral stream interests	$199,252	$56,414	$57,265	$85,573	$141,750	$5,366,012

Other

General and administrative				$(9,757)	$(9,818)

Finance costs				(7,107)	(6,536)

Other				(1,071)	(6)

Income tax recovery				485	(50)

Total other				$(17,450)	$(16,410)	$271,715

Consolidated				$68,123	$125,340	$5,637,727

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.

3)	On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.
4)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, and 777 silver interests, the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests as well as the previously owned Lagunas Norte, Pierina and Veladero silver interests which expired on March 31, 2018. The Minto mine was placed into care and maintenance in October 2018.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [81]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

Geographical Areas

The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

			Carrying Amount at March 31, 2019
(in thousands)	Sales: Three Months Ended Mar 31, 2019		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$16,253	7%	$382,828	$33,404	$-	$393,422	$809,654	13%

United States	11,209	5%	234,945	557	257,250	-	492,752	8%

Mexico	34,023	15%	204,631	386,502	-	-	591,133	10%

Europe

Greece	1,268	1%	-	5,500	-	-	5,500	0%

Portugal	10,220	4%	-	22,090	-	-	22,090	0%

Sweden	3,562	2%	-	37,014	-	-	37,014	1%

South America

Argentina/Chile [1]	-	0%	-	264,401	-	-	264,401	4%

Brazil	110,070	49%	2,673,813	-	-	-	2,673,813	44%

Peru	38,444	17%	115,556	1,076,541	-	-	1,192,097	20%

Consolidated	$225,049	100%	$3,611,773	$1,826,009	$257,250	$393,422	$6,088,454	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

			Carrying Amount at March 31, 2018
(in thousands)	Sales: Three Months Ended Mar 31, 2018		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$18,469	9%	$404,889	$35,939	$-	$-	$440,828	8%

United States	-	0%	-	433	-	-	433	0%

Mexico	44,407	22%	-	533,924	-	-	533,924	10%

Europe

Greece	2,485	1%	-	8,141	-	-	8,141	0%

Portugal	2,801	2%	-	23,440	-	-	23,440	0%

Sweden	6,434	3%	-	39,050	-	-	39,050	1%

South America

Argentina/Chile [1]	2,697	1%	-	265,222	-	-	265,222	5%

Brazil	72,835	37%	2,787,630	-	-	-	2,787,630	52%

Peru	49,124	25%	120,837	1,146,507	-	-	1,267,344	24%

Consolidated	$199,252	100%	$3,313,356	$2,052,656	$-	$-	$5,366,012	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [82]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2019 (US Dollars)

27.	Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.09 per common share for the duration of 2019. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On May 8, 2019, the Board of Directors declared a dividend in the amount of $0.09 per common share, with this dividend being payable to shareholders of record on May 24, 2019 and is expected to be distributed on or about June 6, 2019. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

WHEATON PRECIOUS METALS 2019 FIRST QUARTER REPORT [83]

CORPORATE

INFORMATION

CANADA – HEAD OFFICE	TRANSFER AGENT
WHEATON PRECIOUS METALS CORP.	AST Trust Company
Suite 3500	1600 – 1066 West Hastings Street
1021 West Hastings Street	Vancouver, BC V6E 3X1
Vancouver, BC V6E 0C3
Canada	Toll-free in Canada and the United States:
T: 1 604 684 9648	1 800 387 0825
F: 1 604 684 3123
Outside of Canada and the United States:
CAYMAN ISLANDS OFFICE	1 416 682 3860
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue	E: inquiries@canstockta.com
Camana Bay
P.O. Box 1791 GT, Grand Cayman	AUDITORS
Cayman Islands KY1-1109	Deloitte LLP
Vancouver, BC
STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM	INVESTOR RELATIONS
New York Stock Exchange: WPM	PATRICK DROUIN
Senior Vice President, Investor Relations
DIRECTORS	T: 1 604 684 9648
GEORGE BRACK	TF: 1 800 380 8687
JOHN BROUGH	E: info@wheatonpm.com
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, Chairman
CHARLES JEANNES
EDUARDO LUNA
MARILYN SCHONBERNER
RANDY SMALLWOOD
OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer
CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary
GARY BROWN
Senior Vice President
& Chief Financial Officer
PATRICK DROUIN
Senior Vice President,
Investor Relations
HAYTHAM HODALY
Senior Vice President,
Corporate Development

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

T: 1 604 684 9648
F: 1 604 684 3123

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